SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003

TRINITY BIOTECH PLC

(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow
Ireland

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

 No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

TRINITY BIOTECH PLC

6-K Items

Item 1.

  Press Release dated July 11, 2003

Item 2.

  Description of Financing Transaction.

Item 3.   Securities Purchase Agreement among Trinity Biotech plc, Smithfield Fiduciary LLC, Portside Growth and Opportunity Fund and Mainfield Enterprises Inc., dated July 10, 2003.

Item 4.   Registration Rights Agreement among Trinity Biotech plc, Smithfield Fiduciary LLC, Portside Growth and Opportunity Fund and Mainfield Enterprises Inc., dated July 10, 2003.

Item 5.   Form of Series A Convertible Notes.

Item 1.

TRINITY BIOTECH CLOSES PRIVATE PLACEMENT

OF $20 MILLION OF CONVERTIBLE NOTES

DUBLIN, Ireland (July 11, 2003). Trinity Biotech plc (NASDAQ: TRIB) today announced that it has completed a private placement of $20 million of convertible notes to a group of three institutional investors.  The notes have a final maturity date of January 1st, 2007 and bear interest at a rate of 3% per annum.

The notes are convertible at the investor’s option at any time into Trinity’s common stock at a fixed conversion price of $3.55.  The conversion price represents a premium of 22% to the average closing price of the Company’s stock for the past 30 days.  No warrants to purchase shares of common stock of Trinity were issued in this private placement.

The principal amount of the notes will be repaid by Trinity in ten quarterly instalments, commencing 15 months after closing.  Trinity, at its option, may meet its payment obligations in any combination of cash or shares of Trinity’s common stock.  Rodman & Renshaw Inc. acted as exclusive placement agent for Trinity Biotech.

Commenting on the private placement, Ronan O’Caoimh, C.E.O. of Trinity stated: “We are pleased to have completed this private placement which, together with our recently announced $10 million banking facilities, strengthens our balance sheet significantly and will enable Trinity to pursue its strategy of driving growth through acquisitions”.

Trinity Biotech develops, acquires manufactures and markets over 500 diagnostic products for the point-of-care and clinical laboratory segments of the diagnostic market. The broad line of test kits are used to detect infectious diseases, sexually transmitted diseases, blood coagulation disorders, and autoimmune diseases.  Trinity Biotech sells worldwide in over 80 countries through its own salesforce and a network of international distributors and strategic partners. For further information please see the company’s website: www.trinitybiotech.com.

Forward-looking statements in this release are made pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company's periodic reports filed with the Securities and Exchange Commission.

Item 2.  Description of Financing Transaction

On July 10, 2003, we issued Series A Convertible Notes in the aggregate principal amount of $20,000,000 for an aggregate sale price in the same amount to three institutional investors.  Series B Convertible Notes, in the aggregate principal amount of up to$5,000,000, shall be issued at the option of the Series A Note holders by delivery of written notice to us up to and including the later of January 9, 2004 and the three month anniversary of the effective date of the registration statement described below.  The Notes mature on January 1, 2007 and bear annual interest at the rate of 3.00%.

Accrued interest on the Notes is paid quarterly in cash.  Commencing on October 1, 2004, we are required to repay quarterly, in cash or, subject to the satisfaction of certain conditions, in ADRs (or a combination thereof), at our option, the principal amounts due under the Series A Notes until the maturity date.

The Notes are convertible into our Class A Ordinary Shares, nominal value of $.0109, which are represented by one ADR for each share.  The holders of the Notes may exercise this right to convert at any time and from time to time before we have fully repaid the Notes.  The number of shares to be received upon conversion is calculated by dividing the outstanding principal amount being converted by (a) in the case of the Series A Notes, $3.55 or (b) in the case of the Series B Notes, $4.00, in each case subject to adjustment for certain future equity issuances.

The entire $25,000,000 principal amount is initially convertible into 6,883,803 shares.  We are presently limited to issuing a maximum of 6,745,732 shares upon conversion of the Notes based on an authorization we obtained from our Annual General Meeting of shareholders in 2001.   We have agreed to obtain shareholder approval to authorize any additional shares as may be necessary to issue shares upon conversion or repayment of the Notes and intend to call an Extraordinary Meeting of the shareholders as soon as practicable.

We are obligated to file a registration statement with the Securities and Exchange Commission no later than August 9, 2003, covering the public resale of 125% of the shares to be issued upon full conversion or repayment in shares of the Series A Notes.

The description of the terms and provisions of the Securities Purchase Agreement, the Registration Rights Agreement and the Notes set forth herein does not purport to be complete and is subject to, and is qualified in its  entirety by reference to, the detailed provisions of those documents.  Copies of these documents are filed with this Report on Form 6-K.

Item 3.

Execution Version

SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (the "Agreement") is made as of the 10th day of July, 2003 by and among Trinity Biotech plc, a corporation organized under the laws of the Republic of Ireland (the "Company"), and the Purchasers set forth on the signature page affixed hereto (each a "Purchaser" and collectively the "Purchasers")

WHEREAS:

A.

The Company and the Purchasers are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by the provisions of Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"), and of Regulation D ("Regulation D"), as promulgated by the United States Securities and Exchange Commission (the "SEC");

B.

The Company has authorized two series of convertible notes of the Company (together with any convertible notes issued in replacement or exchange thereof in accordance with the terms thereof, the "Notes"), Series A Notes in the form attached hereto as Exhibit A and Series B Notes in the form attached hereto as Exhibit B, which Notes shall be convertible into Class "A" Ordinary Shares, nominal value US$0.0109 per share, of the Company (the "Ordinary Shares"), which are, as of the date hereof, represented by one American Depository Receipt ("ADR") for each Ordinary Share, in accordance with the terms of the Notes;

C.

Each Purchaser wishes, severally but not jointly, to purchase, and the Company wishes to sell and issue to the Purchasers, upon the terms and subject to the conditions stated in this Agreement (i) in one transaction an aggregate of up to US$20.0 million in principal amount of the Series A Notes (the "Initial Notes"), and (ii) in another transaction an aggregate of up to an additional US$5.0 million in principal amount of the Series B Notes (the "Additional Notes"); and

D.

Contemporaneous with the execution and delivery of this Agreement, the parties hereto are executing and delivering a Registration Rights Agreement, in the form attached hereto as Exhibit C (the "Registration Rights Agreement"), pursuant to which the Company has agreed to provide certain registration rights under the 1933 Act and the rules and regulations promulgated thereunder, and applicable state securities laws;

NOW, THEREFORE, in consideration of the mutual promises made herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.   Definitions.  In addition to those terms defined above and elsewhere in this Agreement, for the purposes of this Agreement, the following terms shall have the meanings here set forth:

1.1.   "1934 Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.2.   "Affiliate" means, with respect to any Person, any other Person which directly or indirectly controls, is controlled by, or is under common control with, such Person.

1.3.   "Company" shall refer to the Company (as defined in the first paragraph hereof) and all the Company's Subsidiaries wherever applicable (including without limitation with respect to all representations of the Company unless the context otherwise requires).

1.4.   "Control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

1.5.   "Material Adverse Effect" means a material adverse effect on the (i) condition (financial or otherwise), business, assets, prospects or results of operations of the Company; (ii) ability of the Company to perform any of its obligations under the terms of the Transaction Documents; or (iii) rights and remedies of a Purchaser under the terms of the Transaction Documents.

1.6.   "MFN Transaction" means a transaction in which the Company issues or sells any securities to an investor (the "New Investor") in a capital raising transaction or series of related transactions (the "New Offering") which grants to the New Investor the right to receive additional securities based upon future capital raising transactions of the Company on terms more favorable than those granted to the New Investor in the New Offering.

1.7.   "Notes" shall have meaning set forth in the recitals to this Agreement.

1.8.   "Person" means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, pool, syndicate, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.

1.9.   "Principal Market" means The Nasdaq SmallCap Market or such other principal securities exchange or market upon which the ADRs representing the Ordinary Shares are traded.

1.10.   "SEC" means the U.S. Securities and Exchange Commission.

1.11.   "SEC Filings" means the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002 and all other reports filed by the Company via the EDGAR system pursuant to the 1934 Act since December 31, 2002, if any.

1.12.   "Securities" means the Notes and the Underlying Shares.

1.13.   "Subsidiary" means any Person more than 50% of the outstanding voting or equity securities of which, or any partnership, joint venture or other entity more than 50% of the total equity or other economic interest of which, is directly or indirectly owned by another Person.

1.14.   "Transaction Documents" means this Agreement, the Registration Rights Agreement and the Notes.

1.15.   "Underlying Shares" means the Ordinary Shares, including the ADRs representing such Ordinary Shares, issued or issuable upon conversion of, or prepayment of principal under, or otherwise pursuant to or in exchange for, the Notes.

1.16.   "Variable Rate Transaction" means a transaction in which the Company issues or sells, or agrees to issue or sell (a) any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional Ordinary Shares or ADRs either (x) at a conversion, exercise or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the Ordinary Shares or ADRs at any time after the initial issuance of such debt or equity securities, (y) with a fixed conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Ordinary Shares or ADRs (but excluding standard stock split anti-dilution provisions), or (z) under a warrant exercisable for a number of shares based upon and/or varying with the trading prices of or quotations for the Ordinary Shares or ADRs at any time after the initial issuance of such warrant, or (b) any securities of the Company pursuant to an "equity line" structure which provides for the sale, from time to time, of securities of the Company which are registered for sale or resale pursuant to the 1933 Act (which for the purpose of this definition shall include a sale of the Company's securities "off the shelf" in a registered offering, whether or not such offering is underwritten)

2.   Purchase and Sale of the Notes.

2.1.   Purchase and Sale of the Initial Notes.  Subject to the terms and conditions of this Agreement, each of the Purchasers hereby severally, and not jointly, agrees to purchase, and the Company hereby agrees to sell and issue to each of the Purchasers on the Initial Closing Date (as defined below), the principal amount of the Initial Notes set forth on such Purchaser's signature page attached hereto and as indicated herein (the "Initial Closing").

(a)

Additional Notes.  Subject to the terms and conditions of this Agreement, at the option of each Purchaser from time to time, the Company shall issue and sell to each Purchaser, at multiple closings, if applicable, and each Purchaser severally, but not jointly, may purchase from the Company on an Additional Closing Date (as defined below), up to the principal amount of the Additional Notes as is set forth on such Purchaser's signature page (each, an "Additional Closing" and together with the Initial Closing, each, a "Closing").

2.2.   Purchase Price.  The purchase price of the Notes (the "Purchase Price") to be purchased by each such Purchaser at each Closing shall be equal to US$1.00 for each US$1.00 of principal amount of Notes being purchased by such Purchaser at such Closing.

3.   Closings.

3.1.

(a)

Closings.  Each Closing shall occur on the applicable Closing Date at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022.

(b)

Initial Closing Date.  The date and time of the Initial Closing (the "Initial Closing Date") shall be 10:00 a.m., New York Time, on the date hereof, subject to terms and conditions of the Agreement related to the Initial Closing set forth under this Agreement (or such later date as is mutually agreed to by the Company and each Purchaser).

(c)

Additional Closing Date.  The date and time of each Additional Closing (each, an "Additional Closing Date" and together with the Initial Closing Date, each, a "Closing Date") shall be 10:00 a.m., New York Time, on the date specified in the Additional Note Notice (as defined below), subject to the terms and conditions of this Agreement related to Additional Closings set forth in this Agreement (or such later date as is mutually agreed to by the Company and the applicable Purchaser).  Subject to the terms and conditions of this Agreement, each Purchaser may purchase, at such Purchaser's option, Additional Notes by delivering written notice to the Company (each, an "Additional Note Notice") at any time during the period beginning after the date hereof and ending on and including the date which is the later of (x) the six-month anniversary of the Initial Closing Date (the "Anniversary Date") and (y) the three month anniversary of the Registration Date (as defined in the Registration Rights Agreement) of the Initial Registration Statement (as defined in the Registration Rights Agreement).  The Additional Note Notice shall be delivered at least five Business Days prior to the Additional Closing Date set forth in the Additional Note Notice.  The Additional Note Notice shall set forth (i) the principal amount of Additional Notes to be purchased by such Purchaser at the applicable Additional Closing Date, which principal amount, when added to the principal amount of any Additional Notes previously purchased by such Purchaser, shall not exceed the principal amount of Additional Notes as is set forth on such Purchaser's signature page, (ii) the aggregate Purchase Price for the Additional Notes to be purchased and (iii) the Additional Closing Date.

(d)

Form of Payment.  On each Closing Date, (i) each Purchaser shall pay its Purchase Price to the Company for the Notes to be issued and sold to such Purchaser at the applicable Closing, by wire transfer of immediately available funds in accordance with the Company's written wire instructions, and (ii) the Company shall deliver to each Purchaser, the Notes (in the principal amounts as such Purchaser shall request) which such Purchaser is then purchasing, duly executed on behalf of the Company and registered in the name of such Purchaser or its designee.

3.2.   Initial Closing Date Deliveries.

(a)

On the Initial Closing Date, the Company shall deliver to the Purchasers:

(i)

Initial Notes in the form attached as Exhibit A;

(ii)

The executed Registration Rights Agreement;

(iii)

The opinions of counsel referred to in Section 7.4 below;

(iv)

A certificate, executed by the Chief Executive Officer of the Company, dated as of the Initial Closing Date, to the effect that (i) the representations and warranties of the Company are true and correct as of the date when made and as of the Initial Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and that the Company has performed, satisfied and complied with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Initial Closing Date, and (ii) as to such other matters as may be reasonably requested by the Purchasers, including, without limitation, an update as of the Initial Closing Date regarding the representation contained in Section  4.3;

(v)

A certificate evidencing the incorporation and good standing of the Company and each of Trinity Biotech (USA) Corp., MarDx Diagnostics, Inc. and Biopool US Inc. and a "Handelsregisterauszug" for Trinity Biotech GMBH in such entity's state or country of incorporation or organization issued by the appropriate official of such state or country of incorporation or organization as of a date within ten days of the Initial Closing Date; and

(vi)

A secretary's certificate, dated as of the Initial Closing Date, certifying as to (A) the adoption by the Company's board of directors of resolutions consistent with Section 4.2 hereof (the "Resolutions") and (B) the Memorandum and Articles of Association, each as in effect at the Initial Closing.

(b)

On the Initial Closing Date, each Purchaser shall deliver to the Company:

(i)

The Purchase Price set forth on the Purchaser's signature page hereto; and

(ii)

The executed Registration Rights Agreement.

3.3.   Additional Closing Date Deliveries.

(a)

On each Additional Closing Date, the Company shall deliver to the Purchasers:

(i)

Additional Notes in the form attached as Exhibit B;

(ii)

The opinions of counsel referred to in Section 7.4 below;

(iii)

A certificate, executed by the Chief Executive Officer of the Company, dated as of such Additional Closing Date, to the effect that (i) the representations and warranties of the Company are true and correct as of the date when made and as of such Additional Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and that the Company has performed, satisfied and complied with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to such Additional Closing Date, and (ii) as to such other matters as may be reasonably requested by the Purchasers, including, without limitation, an update as of such Additional Closing Date regarding the representation contained in Section 4.3;

(iv)

A certificate evidencing the incorporation and good standing of the Company and each of Trinity Biotech (USA) Corp., MarDx Diagnostics, Inc. and Biopool US Inc. and a "Handelsregisterauszug" for Trinity Biotech GMBH  and equivalent certificates for any other significant subsidiaries of the Company as to which such certificates are available in such entity's state or country of incorporation or organization issued by the appropriate official of such state or country of incorporation or organization as of a date within ten days of the Initial Closing Date; and

(v)

A secretary's certificate, dated as of such Additional Closing Date, certifying as to (A) the Resolutions, which shall not have been amended, and (B) the Memorandum and Articles of Association, each as in effect at such Additional Closing Date.

(b)

On each Additional Closing Date, each Purchaser shall deliver to the Company the aggregate Purchase Price for the Additional Notes to be purchased by such Purchaser.

4.   Representations and Warranties of the Company.  The Company hereby represents and warrants to each of the Purchasers that:

4.1.   Organization, Good Standing and Qualification.  The Company is a corporation duly incorporated and validly existing, solvent and free to trade, under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to carry on its business as now conducted and own its properties.  The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property makes such qualification or licensing necessary unless the failure to so qualify would not be reasonably likely to result in a Material Adverse Effect.  All of the Company's Subsidiaries are listed by name and jurisdiction on Schedule 4.1 attached hereto.  All Subsidiaries are wholly-owned by the Company except as otherwise indicated on Schedule 4.1.  The Company or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive di vidends and distributions on, all capital securities of its Subsidiaries as owned by the Company or such Subsidiary.

4.2.   Authorization.  The Company has full power and authority and has taken all requisite action on the part of the Company, its officers, directors and shareholders necessary for (i) the authorization, execution and delivery of the Transaction Documents, (ii) authorization of the performance of all obligations of the Company hereunder and thereunder, and (iii) the authorization, issuance (or reservation for issuance) and delivery of the Securities.  The execution and delivery of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Notes and the reservation for issuance and the issuance of the Underlying Shares issuable upon conversion of the Notes, have been duly authorized by the Company's board of directors and no further consent or authorization is required by the Company, its board of directors or its shareholders.  The Transaction Documents have been duly exec uted and delivered by the Company and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors' rights generally.  As of each Closing, the Company shall represent and warrant that the Transaction Documents dated after the date hereof and required to have been executed and delivered with respect to such Closing shall have been duly executed and delivered by the Company, and shall constitute the legal, valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws of general applicability relating to, or affecting, creditor's rights generally.

4.3.   Capitalization.  Set forth on Schedule 4.3 hereto is (a) the authorized capital stock of the Company on the date hereof; (b) the number of shares of capital stock issued and outstanding on the date hereof; (c) the number of shares of capital stock issuable pursuant to the Company's stock plans; and (d) the number of shares of capital stock issuable and reserved for issuance pursuant to securities (other than the Notes) exercisable for, or convertible into or exchangeable, for any shares of capital stock.  All of the issued and outstanding shares of the Company's capital stock have been duly authorized and validly issued and are fully paid and nonassessable.  Except as set forth on Schedule 4.3, no Person is entitled to preemptive or similar statutory or contractual rights with respect to any securities of the Company.  Except as set forth on Schedule 4.3, there are no outstanding warrants, options, convertible securities or other rights, Transaction Documents or arrangements of any character under which the Company is or may be obligated to issue any equity securities of any kind, and except as contemplated by this Agreement or set forth on Schedule 4.3, the Company is not currently in negotiations for the issuance of any equity securities of any kind.  Except as set forth on Schedule 4.3, the Company has no knowledge of any voting Transaction Documents, buy-sell Transaction Documents, option or right of first purchase Transaction Documents or other Transaction Documents of any kind among any of the securityholders of the Company relating to the securities of the

Company held by them.  Except as set forth on Schedule 4.3, the Company has not granted any Person the right to require the Company to register any securities (including ADRs) of the Company under the 1933 Act, whether on a demand basis or in connection with the registration of securities of the Company for its own account or for the account of any other Person.  The Company has furnished to each Purchaser true, correct and complete copies of the Memorandum and Articles of Association, as amended or restated and as in effect on the date hereof (the "Memorandum and Articles of Association") , and the terms of all securities convertible into, or exercisable or exchangeable for, capital stock of the Company

4.4.   Valid Issuance.  As of the applicable Closing, the Company shall have authorized and reserved 6,745,732 Ordinary Shares (including ADRs) for the issuance upon conversion of or repayment of principal of, and otherwise pursuant to, the Notes.  Subject to the Allotment Shareholder Approval being obtained in accordance with Section 7.1(c) hereof, the Company shall have authorized and reserved the balance of the Ordinary Shares necessary for the issuance upon conversion of or repayment of principal of, and otherwise pursuant to, the Notes.  The Notes and Underlying Shares authorized as of the date hereof are, and the balance of the Underlying Shares to be authorized in accordance with Section 7.1(c) hereof, will be, duly authorized, and such Securities, when issued in accordance herewith and, in respect of the Underlying Shares pursuant to the terms of the Notes, will be validly issued, fully paid, non-assessable and free and clear of all encumbrances, restrictions and pre-emptive rights, except for restrictions on transfer imposed by applicable securities laws, with the holders being entitled to all rights accorded to a holder of Ordinary Shares.  The number of Ordinary Shares to be reserved hereunder shall be determined without regard to any restrictions on conversion or beneficial ownership contained in the Transaction Documents.  Assuming the accuracy of each of the representations and warranties of Purchaser contained in Section 5, the issuance by the Company of the Securities is exempt from registration under the 1933 Act.

4.5.   Consents.  The execution, delivery and performance by the Company of the Transaction Documents and the offer, issuance and sale of the Securities require no consent of, action by or in respect of, or filing with, any Person, governmental body, agency, or official, other than filings that have been made pursuant to applicable state securities laws and post-sale filings pursuant to applicable state and federal securities laws and the requirements of The Nasdaq SmallCap Market (the "Principal Market"), which the Company undertakes to file within the applicable time periods.

4.6.   Delivery of SEC Filings; Business.  The SEC Filings represent all filings required of the Company pursuant to the 1934 Act since December 31, 2002.  As of their respective dates, the SEC Filings complied as to form in all material respects with the requirements of the 1934 Act and the rules and regulations the SEC promulgated therein or applicable to the SEC Filing and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  The Company is engaged only in the business described in the SEC Filings and the SEC Filings contain a complete and accurate description of the business of the Company in all material respects.  The Company has not provided to any Purchaser (i) any information required to be filed under the 1934 Act that has not been so filed or (ii) any nonpublic information.  The Comp any has furnished the Purchasers with copies of all SEC Filings which are not currently available via the EDGAR system.

4.7.   Use of Proceeds.  The proceeds of the sale of the Securities hereunder shall be used by the Company for working capital and general corporate purposes and not for the repayment of any outstanding Indebtedness of the Company.

4.8.   No Material Adverse Change.  Since December 31, 2002, except (i) as disclosed and described in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (the "2002 20-F") or (ii) as set forth on Schedule 4.8 attached hereto, there has not been:

(a)

any change in the consolidated assets, liabilities, financial condition or operating results of the Company from that reflected in the financial statements included in the 2002 20-F, except changes in the ordinary course of business which have not had, in the aggregate, a Material Adverse Effect;

(b)

any declaration or payment of any dividend, or any authorization or payment of any distribution, on any of the capital stock of the Company, or any redemption or repurchase of any securities of the Company;

(c)

any material damage, destruction or loss, whether or not covered by insurance, to any assets or properties of the Company or any of its subsidiaries;

(d)

any waiver by the Company of a material right or of a material debt owed to it;

(e)

any satisfaction or discharge of any lien, claim or encumbrance or payment of any obligation by the Company, except in the ordinary course of business and which is not material to the assets, properties, financial condition, operating results or business of the Company taken as a whole (as such business is presently conducted and as it is proposed to be conducted);

(f)

any material change or amendment to a material contract or arrangement by which the Company or any of its assets or properties is bound or subject;

(g)

any material labor difficulties or labor union organizing activities with respect to employees of the Company;

(h)

any transaction entered into by the Company other than in the ordinary course of business;

(i)

any sale of assets, individually or in the aggregate, in excess of US$500,000, other than the sale of assets in the ordinary course of the Company's business consistent with past practice;

(j)

any capital expenditures individually or in the aggregate, in excess of US$500,000, other than capital expenditures in the ordinary course of the Company business consistent with past practice; or

(k)

any other event or condition of any character that may have a Material Adverse Effect.

The Company is not subject to any Bankruptcy Event (as defined in the Notes), has not taken any steps to seek protection pursuant to any bankruptcy law.  The Company does not have any knowledge that its creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact which would reasonably lead a creditor to do so.  The Company is not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at each Closing will not be, Insolvent (as defined below).  For purposes of this Section 4.8, "Insolvent" means (i) the present fair saleable value of the Company's assets is less than the amount required to pay the Company's total Indebtedness, contingent or otherwise, (ii) the Company is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) the Company intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature or (iv) the Company has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

4.9.   Registration Statements; Material Contracts.

(a)

During the preceding two years, each registration statement and any amendment thereto filed by the Company pursuant to the 1933 Act, as of the date such statement or amendment became effective, complied as to form in all material respects with the 1933 Act and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading; and each prospectus filed pursuant to Rule 424(b) under the 1933 Act, as of its issue date and as of the closing of any sale of securities pursuant thereto did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made the rein, in the light of the circumstances under which they were made, not misleading.

(b)

Except as set forth on Schedule 4.9 hereto, there are no Transaction Documents or instruments currently in force and effect that constitute a warrant, option, convertible security or other right, agreement or arrangement of any character under which the Company is or may be obligated to issue any equity security of any kind, or to transfer any equity security of any kind.

4.10.   Form F-3 Eligibility; Foreign Private Issuer Status.  The Company is eligible to register the resale of the Ordinary Shares, represented ADRs, on a registration statement on Form F-3 under the 1933 Act.  The Company qualifies as a "foreign private issuer" as such term is defined in the 1934 Act.

4.11.   No Conflict, Breach, Violation or Default; Compliance with Law.  The execution, delivery and performance of the Transaction Documents by the Company and the issuance and sale of the Securities will not conflict with or result in a breach or violation of any of the terms and provisions of, or constitute a default under (i) the Company's Memorandum and Articles of Association (including any certificates of designation or resolutions with respect to preference shares), both as in effect on the date hereof, or (ii) except where it would not have a Material Adverse Effect, (A) any statute, rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over the Company or any of its properties (including federal and state securities laws and regulations and rules and regulations of the Principal Market), or (B) any agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the properties of the Company is su bject.  Except where it would not have a Material Adverse Effect, the Company (i) is not in violation of any statute, rule or regulation applicable to the Company or its assets, (ii) is not in violation of any judgment, order or decree applicable to the Company or its assets, and (iii) is not in breach or violation of any agreement, note or instrument to which it or its assets are a party or are bound or subject.  The Company has not received notice from any Person of any claim or investigation that, if adversely determined, would render the preceding sentence untrue or incomplete

4.12.   Tax Matters.  The Company has timely prepared and filed all tax returns required to have been filed by the Company with all appropriate governmental agencies and timely paid all taxes owed by it.  The charges, accruals and reserves on the books of the Company in respect of taxes for all fiscal periods are adequate in all material respects, and there are no material unpaid assessments against the Company nor, to the knowledge of the Company, any basis for the assessment of any additional taxes, penalties or interest for any fiscal period or audits by any federal, state, local or foreign taxing authority except such as which are not material.  All material taxes and other assessments and levies that the Company is required to withhold or to collect for payment have been duly withheld and collected and paid to the proper governmental entity or third party when due.  There are no tax liens or claims pending or threatened against the Company or any of its respective assets or property.  T here are no outstanding tax sharing Transaction Documents or other such arrangements between the Company and any other corporation or entity.  The Company shall pay all stamp duties and other taxes arising as a result of the transactions contemplated hereby.

4.13.   Title to Properties and Securities.  Except (i) as disclosed in the SEC Filings or (ii) as set forth on Schedule 4.13 attached hereto, the Company has good and marketable title to all real properties and all other properties and assets owned by it, in each case free from liens, encumbrances and defects that would materially affect the value thereof or materially interfere with the use made or currently planned to be made thereof by them; and except as disclosed in the SEC Filings, the Company holds any leased real or personal property under valid and enforceable leases with no exceptions that would materially interfere with the use made or currently planned to be made thereof by them.

4.14.   Certificates, Authorities and Permits.  The Company possesses adequate certificates, authorities or permits issued by appropriate governmental agencies or bodies necessary to conduct the business now operated by it and has not received any notice of proceedings relating to the revocation or modification of any such certificate, authority or permit that, if determined adversely to the Company, would individually or in the aggregate have a Material Adverse Effect.

4.15.   Employee Relations.

The Company believes that its relations with its employees are good.  No executive officer of the Company (as defined in Rule 501(f) of the 1933 Act) has notified the Company that such officer intends to leave the Company or otherwise terminate such officer's employment with the Company.  No executive officer of the Company, to the knowledge of the Company, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters.

(a)

The Company is in compliance with all federal, state, local and foreign laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(b)

No material labor dispute with the employees of the Company exists or, to the knowledge of the Company, is imminent.

4.16.   Intellectual Property.  The Company owns or possesses adequate rights or licenses to the inventions, know-how, patents, patent rights, copyrights, trademarks, trade names, licenses, approvals, governmental authorizations, trade secrets confidential information and other intellectual property rights (collectively, "Intellectual Property Rights"), free and clear of all liens, security interests, charges, encumbrances, equities and other adverse claims, necessary to conduct the business now operated by it, or presently employed by it, and presently contemplated to be operated by it, and the Company has not received any notice of infringement of or conflict with asserted rights of others with respect to any Intellectual Property Rights except as disclosed in the SEC Filings.  Except as set forth on Schedule 4.16 hereto, none of the Company's Intellectual Property Rights have expired or terminated, or are expected to expire or terminate within three years from the date of this Agreement, except where such expirations or termination would not result, either individually or in the aggregate, in a Material Adverse Effect.  To the knowledge of the Company, the Company's patents and other Intellectual Property Rights and the present activities of the Company do not infringe any patent, copyright, trademark, trade name or other proprietary rights of any third party where such infringement may cause a Material Adverse Effect on the Company, and there is no claim, action or proceeding being made or brought against, or to the knowledge of the Company, being threatened against, the Company regarding its Intellectual Property Rights, and the Company is unaware of any facts or circumstances which might give rise to any of the foregoing.  The Company has no knowledge of the material infringement of its Intellectual Property Rights by third parties and has no reason to believe that any of its Intellectual Property Rights is unenforceable, and the Company is unaware of any facts or circumstances which m ight give rise to any of the foregoing.  The Company has taken reasonable security measures to protect the secrecy, confidentiality and value of all of its intellectual properties.

4.17.   Environmental Matters.  The Company is not in violation of any statute, rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, "Environmental Laws"), does not own or operate any real property contaminated with any substance that is subject to any Environmental Laws, is not liable for any off-site disposal or contamination pursuant to any Environmental Laws, and is not subject to any claim relating to any Environmental Laws, which violation, contamination, liability or claim would individually or in the aggregate have a Material Adverse Effect; and the Company is not aware of any pending investigation that might lead to such a claim.

4.18.   Litigation.  Except as disclosed in the SEC Filings and except as set forth on Schedule 4.18 attached hereto, there are no pending actions, suits or proceedings against or affecting the Company or any of its properties that, if determined adversely to the Company, would individually or in the aggregate have a Material Adverse Effect or would materially and adversely affect the ability of the Company to perform its obligations under the Transaction Documents, or which are otherwise material in the context of the sale of the Securities; and to the knowledge of the Company, no such actions, suits or proceedings are threatened or contemplated.

4.19.   Financial Statements.  As of their respective dates, the financial statements of the Company included in the SEC Filings complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto.  The financial statements included in each SEC Filing present fairly and accurately, in all material respects, the consolidated financial position of the Company as of the dates shown and its consolidated results of operations and cash flows for the periods shown in conformity with generally accepted accounting principles in the Republic of Ireland and give a true and fair view of the state of affairs of the Company as of the date of such financial statements and of the profit of the Company for the period then ended in such financial statements.  Such financial statements have been properly prepared in  accordance with the provisions of the Companies Acts, 1963 to 2001 of Ireland and the European Communities (Companies:  Group Accounts) Regulations, 1992.  Such financial statements do not disclose a financial situation which under Section 40(1) of the Companies (Amendment) Act, 1983 of Ireland would require the convening of an extraordinary general meeting of the Company.  Except as set forth in the financial statements of the Company included in the SEC Filings filed prior to the date hereof, the Company has no liabilities, contingent or otherwise, except those which individually or in the aggregate are not material to the financial condition or operating results of the Company.  There has been no change in accounting policy by the Company since December 31, 2002.

4.20.   Insurance Coverage.  The Company maintains in full force and effect insurance coverage that the Company reasonably believes to be adequate against all liabilities, claims and risks against which it is customary for comparably situated companies to insure.  The Company has not been refused any insurance coverage sought or applied for and the Company has no reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

4.21.   Compliance with Nasdaq Continued Listing Requirements.  The Company is in compliance with all applicable Principal Market continued listing requirements.  There are no proceedings pending or, to the knowledge of the Company, threatened against the Company relating to the continued listing of the ADRs representing the Ordinary Shares on the Principal Market and the Company has not received any notice of, nor, to the knowledge of the Company is there any basis for, the delisting or suspension of the ADRs from the Principal Market.

4.22.   Acknowledgment of Dilution.  The number of Ordinary Shares issuable pursuant to the Notes may increase.  The Company's executive officers and directors have studied and fully understand the nature of the transactions being contemplated hereunder and recognize that they have a potential dilutive effect.  The board of directors of the Company has concluded in its good faith business judgment that such issuance is in the best interests of the Company.  The Company acknowledges that its obligations to issue Ordinary Shares pursuant to this Agreement (and the terms of the Notes) are binding on it and enforceable regardless of the dilution that such issuance may have on the ownership interest of the other shareholders of the Company.

4.23.   Brokers and Finders.  The Purchasers shall have no liability or responsibility for the payment of any commission or finder's fee to any third party in connection with or resulting from this agreement or the transactions contemplated by this Agreement by reason of any agreement of or action taken by the Company.  Upon each Closing, the Company shall pay to any broker or finder in connection with the transactions contemplated hereby any broker's or finder's fee(s) owing to such broker or finder pursuant to a separate agreement or arrangement.

4.24.   No General Solicitation; No Public Offering.  Neither the Company nor any Person acting on its behalf has conducted any general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of any of the Securities.  The transactions contemplated hereby do not and will not constitute a public offering of any shares or debentures, including, without limitation, the issuance of the Underlying Shares, in accordance with Section 61 of the Companies Act, 1963, of Ireland.

4.25.   No Integrated Offering.  Neither the Company nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would adversely affect reliance by the Company on Section 4(2) of the 1933 Act for the exemption from registration for the transactions contemplated hereby or would require registration of the Securities under the 1933 Act, or would require the integration of this offering with any other offering of securities for purposes of determining the need to obtain shareholder approval of the transactions contemplated hereby under the rules of The NASDAQ Stock Market.

4.26.   Disclosures.  No representation or warranty made by the Company under any section hereof and no information furnished by the Company to the Purchasers or any authorized representative of the Purchasers, pursuant to the Transaction Documents or in connection therewith, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein and therein, in the light of the circumstances under which the statements were made, not misleading.

4.27.   Acknowledgment Regarding Purchaser's Purchase of Securities.  The Company acknowledges and agrees that each Purchaser is acting solely in the capacity of arm's length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby.  The Company further acknowledges that no Purchaser is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by a Purchaser or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to such Purchaser's purchase of the Securities.  The Company further represents to each Purchaser that the Company's decision to enter into the Transaction Documents has been based solely on (i) the independent evaluation by the Company and its representatives and (ii) each Purchaser's representations and w arranties contained in Section 5.

4.28.   Application of Takeover Protections; Rights Agreement.  The Company and its board of directors have taken all necessary action in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company's Memorandum and Articles of Association or the laws of the state and country of its incorporation which is or could become applicable to any Purchaser as a result of the transactions contemplated by this Agreement, including, without limitation, the Company's issuance of the Securities and any Purchaser's ownership of the Securities.

4.29.   No Undisclosed Events, Liabilities, Developments or Circumstances.  No event, liability, development or circumstance has occurred or exists with respect to the Company or its business, properties, prospects, operations or financial condition, that would be required to be disclosed by the Company under applicable securities laws on a registration statement on Form F-1 filed with the SEC relating to an issuance and sale by the Company of the Ordinary Shares and which has not been publicly announced.

4.30.   Foreign Corrupt Practices.  Neither the Company nor any director, officer, agent, employee or other Person acting on behalf of the Company has, in the course of its actions for, or on behalf of, the Company (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

4.31.   Transactions With Affiliates.  Except as set forth on Schedule 4.31 and in the SEC Filings filed at least five days prior to the date hereof and other than the grant of stock options disclosed on Schedule 4.3, none of the officers, directors or employees of the Company is presently a party to any transaction with the Company (other than for ordinary course services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director or employee or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any such officer, director, or employee has a substantial interest or is an officer, director, trustee or partner.

4.32.   Indebtedness and Other Contracts.  Except as disclosed in Schedule 4.32, the Company (i) does not have any outstanding Indebtedness (as defined below), or (ii) is not in violation of any term of or in default under any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect.  Schedule 4.32 provides a detailed description of the material terms of any such outstanding Indebtedness.  For purposes of this Agreement:  (x) "Indebtedness" of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (other than trade payables entered into in the ordinary course of business), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instrum ents, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, li en, pledge, change, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; (y) "Contingent Obligation" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any Transaction Documents relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto; and (z) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

4.33.   Internal Accounting Controls.  The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference.

4.34.   Sarbanes-Oxley Act.  The Company is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof, except where such noncompliance would not have a Material Adverse Effect.

5.   Representations and Warranties of the Purchaser.  Each of the Purchasers hereby severally, and not jointly, represents and warrants to the Company as to itself only that:

5.1.   Organization and Existence.  The Purchaser is a validly existing corporation, partnership or limited liability company and has all requisite corporate, partnership or limited liability company power and authority to invest in the Securities pursuant to this Agreement.

5.2.   Authorization.  The execution, delivery and performance by the Purchaser of this Agreement and the Registration Rights Agreement have been duly authorized and this Agreement and the Registration Rights Agreement will each constitute the valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, elating to or affecting creditors' rights generally.

5.3.   Purchase Entirely for Own Account.  The Securities to be received by the Purchaser hereunder will be acquired for the Purchaser's own account, not as nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of securities laws, and the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of securities laws.  The Purchaser is not a registered broker dealer or an entity engaged in the business of being a broker dealer.

5.4.   Investment Experience.  The Purchaser acknowledges that it can bear the economic risk and complete loss of its investment in the Securities and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the purchase contemplated hereby.

5.5.   Disclosure of Information.  The Purchaser has had an opportunity to receive documents related to the Company and to ask questions of and receive answers from the Company regarding the Company, its business and the terms and conditions of the offering of the Securities.  Neither such inquiries nor any other due diligence investigation conducted by the Purchaser shall modify, amend or affect the Purchaser's right to rely on the Company's representations and warranties contained in this Agreement or made pursuant to this Agreement.

5.6.   Restricted Securities.  The Purchaser understands that the Securities are characterized as "restricted securities" under the U.S. federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws, applicable state laws and applicable regulations such securities may be resold without registration under the 1933 Act only in certain limited circumstances.

5.7.   Legends.  It is understood that, until registration for resale pursuant to the Registration Rights Agreement or until sales under Rule 144 are permitted, certificates evidencing the Securities may bear one or all of the following legends or legends substantially similar thereto:

"NEITHER THESE SECURITIES NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.  THIS NOTE DOES NOT REQUIRE PHYSICAL SURRENDER OF THE NOTE IN THE EVENT OF A PARTIAL REDEMPTION OR CONVERSION.  AS A RESULT, FOLLOWING ANY REDEMPTION OR CONVERSION OF ANY PORTION OF THIS NOTE, THE OUTSTANDING PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE MAY BE LESS THAN THE PRINCIPAL AMOUNT AND ACC RUED INTEREST SET FORTH BELOW"

(a)

If required by the authorities of any state in connection with the issuance of sale of the Securities, the legend required by such state authority.

Upon registration for resale pursuant to the Registration Rights Agreement or upon Rule 144(k) under the 1933 Act becoming available, the Company shall promptly cause certificates or ADRs evidencing the Underlying Shares previously issued to be replaced with ADRs which do not bear such restrictive legends, and all Underlying Shares subsequently issued shall not bear such restrictive legends.  In the event that the Company does not issue new, unlegended ADRs in replacement of any legended certificates as required under this Section 5.7 within 10 business days of a request to do so, or if any subsequently issued Underlying Shares are issued with restrictive legends when unlegended ADRs are required under this Section 5.7, the Company shall be liable to the Purchaser (or subsequent holder thereof) for damages in an amount of $500 cash f or each such day beyond the replacement date (or issuance date, in the case of newly converted Notes) that such unlegended ADRs are not issued and delivered to the Purchaser or subsequent holder.

5.8.   Accredited Investor.  The Purchaser is an "accredited investor" as defined in Rule 501(a) of Regulation D, as amended, under the 1933 Act.

5.9.   No General Solicitation.  The Purchaser did not learn of the investment in the Securities as a result of any public advertising or general solicitation.

6.   Closing Documents.  The parties acknowledge and agree that part of the inducement for the Purchasers to enter into this Agreement is the Company's execution and delivery of the Registration Rights Agreement.  The parties acknowledge and agree that on or prior to the Closing, the Registration Rights Agreement will be duly executed and delivered by the parties thereto.

7.   Covenants and Agreements of the Company.

7.1.   19.9% Cap; Allotment of Shares; Rule 144.

(a)

19.9% Cap.  In the event that at any time the Company would be obligated to issue an amount of shares upon conversion of, or repayment of principal on, the Notes, which, when aggregated with all Ordinary Shares issued to the Purchasers hereunder (including under the Notes), would exceed 8,420,087 shares, the Company shall not be obligated to issue any such Ordinary Shares to the extent such shares are in excess of such maximum permissible amount ("Maximum Ordinary Shares Issuance").  The Company represents that the Maximum Ordinary Shares Issuance is equal to 19.9% of the number of Ordinary Shares currently outstanding.  Each holder of Notes shall be entitled to receive the number of Underlying Shares, equal to such holder's pro rata share of the Maximum Ordinary Shares Issuance (based upon its aggregate Purchase Price under the Purchase Agreement).  Once a holder has received its total pro rata share upon conversion of its Notes, and if the Company shall not have complied with its obligations to obtain the shareholder approval described below by the date set forth below, it shall have the right to compel the Company to redeem its remaining Notes as set forth below.  If a holder has converted and exercised all of its Notes, but has not depleted the total number of pro rata shares of the Maximum Ordinary Shares Issuance allocated to it hereunder, its remaining pro rata shares shall be reallocated amongst the other holders still holding Notes on a pro rata basis.  Only Ordinary Shares acquired pursuant to this Agreement (including Underlying Shares) will be included in determining whether the limitation contained herein would be exceeded for purposes of this Section 7.1(a).

(b)

Authorized Shares.  The Company represents and warrants that the aggregate number of Ordinary Shares authorized for issuance as of the date hereof by the Company's shareholders which have not been allocated for issuance to Persons other than the holders of Notes is 6,745,732 Ordinary Shares (the "Initial Maximum Authorized Shares").  Until such time as the Company shall have obtained Allotment Shareholder Approval, each holder of Notes, upon conversion, redemption, repayment or otherwise, shall be entitled to receive no more than the number of Underlying Shares equal to such holder's pro rata share of the Initial Maximum Authorized Shares (based upon its aggregate Purchase Price under the Purchase Agreement) (such holder's pro rata share being referred to as the "Holder's Pro Rata Share Allocation").  Once a holder has received its total Holder's Pro Rata Share Allocation upon conversion, redemption or repayment of its Notes, and if the Company shall not have complied with its obligations to obtain the Allotment Shareholder Approval described below by the Shareholder Meeting Deadline, such holder shall have the right to compel the Company to redeem its remaining Notes as set forth in Section 2 of the Notes.  If a holder has converted and exercised all of its Notes, but has not depleted the Holder's Pro Rata Share Allocation, the Holder's Pro Rata Share Allocation remaining shares shall be reallocated amongst the other holders still holding Notes on a pro rata basis.

(c)

EGM.  The Company shall provide each shareholder of the Company entitled to vote at an extraordinary general meeting (the "EGM"), which meeting shall not be held later than October 10, 2003 (the "Shareholder Meeting Deadline"), with a circular, which has been previously approved by the Purchasers and a single legal counsel of their choice, soliciting each such shareholder's affirmative vote at such EGM for approval of (i) the Company's issuance of any Underlying Shares, without preemptive or similar rights, in excess of the Maximum Ordinary Shares Issuance as described in the Transaction Documents in accordance with the rules and regulations of the Principal Market and (ii) the Company's allotment and issuance to the holders of Notes of such number of Ordinary Shares (including ADRs) as shall from time to time equal the number of Ordinary Shares sufficient to permit the full conversion of Notes (including Additional Notes and repayment of principal on all Notes and after tak ing into account anti-dilution provisions of the Notes that could increase the aggregate number of Ordinary Shares issuable from time to time upon conversion of the Notes), in accordance with applicable law and the rules and regulations in the Republic of Ireland required to authorize and issue Securities (the "Circular", such EGM to be described as the "Shareholder Approval EGM" and such affirmative approval for the matters described in clause (i) being referred to herein as the "Maximum Ordinary Share Issuance Shareholder Approval" and such affirmative approval for the matters described in clause (ii) being referred to herein as the "Allotment Shareholder Approval"), and the Company shall use its best efforts to solicit its shareholders' approval of such issuances of the Securities and to cause the board of directors of the Company to recommend to the shareholders that they approve such proposal.  The Company shall be obligated to hold the E GM by the Shareholder Meeting Deadline.

(d)

Rule 144.  The Company agrees that, for purposes of determining the holding period under Rule 144 of the 1933 Act for Underlying Shares issued upon conversion of, or repayment of principal on, the Notes, the holding period of such Underlying Shares shall be tacked to the holding period of the Notes.  The Company agrees to make publicly available on a timely basis the information necessary to enable Rule 144 under the 1933 Act to be available for resale.

7.2.   Limitation on Transactions.  So long as any of the Notes remain outstanding, without the prior written consent of the Purchasers holding a majority of the principal amount of the Notes then outstanding (which consent may be withheld in such holders' discretion), the Company shall not issue or sell or agree to issue or sell any securities in a Variable Rate Transaction or an MFN Transaction.

7.3.   Right of the Purchasers to Participate in Future Transactions.  So long as any Notes remain outstanding, the Purchasers will have a right to participate in any sales of any of the Company's securities in a non-public capital raising transaction on the terms and conditions set forth in this Section 7.3.  During such period, the Company shall give ten (10) business days advance written notice to the Purchasers prior to any non-public offer or sale of any of the Company's equity securities or any securities convertible into or exchangeable or exercisable for such securities in a capital raising transaction by providing to the Purchasers a comprehensive term sheet containing all significant business terms of such a proposed transaction.  The Purchasers shall have the right (pro rata in accordance with the Purchasers' participation in this offering) to participate in such transaction by purchasing in such transaction an amount of the identical securities issued in such transaction equal to up to 33.33% of the amount purchased by such other investors (i.e., up to 25% of the aggregate amount of such securities issued to the Purchasers and such other investors together) for the same consideration and on the same terms and conditions as such third-party sale.  If, subsequent to the Company giving notice to the Purchasers hereunder but prior to the Purchasers exercising its rights hereunder, the terms and conditions of the third-party sale are changed from that disclosed in the comprehensive term sheet provided to the Purchasers, the Company shall be required to provide a new notice to the Purchasers hereunder and the Purchasers shall have the right to exercise their rights to purchase the identical securities in such transaction on such changed terms and conditions as provided hereunder.  The rights and obligations of this Section 7.3 shall in no way diminish the other rights of the Purchasers pursuant to this Section 7.

7.4.   Opinions of Counsel.  On or prior to each Closing Date, the Company will deliver to the Purchasers the opinions of legal counsel to the Company substantially in the form and substance attached hereto as Exhibit D.

7.5.   Reservation of Ordinary Shares issuable upon Conversion of Notes.  The Company hereby agrees at all times to reserve and keep available out of its authorized but unissued Ordinary Shares (including ADRs), solely for the purpose of providing for the full conversion of Notes (including repayment of principal thereon), such number of Ordinary Shares (including ADRs) as shall from time to time equal the number of shares sufficient to permit the full conversion of Notes (including repayment of principal thereon).  All calculations pursuant to this paragraph shall be made without regard to restrictions on beneficial ownership.  The Company further agrees that it shall not issue or reserve or allot for issuance Ordinary Shares (including ADRs) to any Person other than (i) to holders of employee options and warrants to purchase Ordinary Shares to the extent such Ordinary Shares do not count against the Ordinary Shares authorized for issuance by the Company's shareholders as of the date of this Agreement and ( ii) the holders of Notes, unless at the time of such issuance or reservation or allotment (after giving effect to such issuance, reservation or allotment) such number of Ordinary Shares (including ADRs) as shall from time to time equal the number of shares sufficient to permit the full conversion of Notes (including repayment of principal thereon) are then available for issuance by the Company.

7.6.   Reporting Status; Foreign Private Issuer Status.  Until the date on which the Investors (as defined in the Registration Rights Agreement) shall have sold all the Underlying Shares and none of the Notes are outstanding, or, if earlier, until such time as the Underlying Shares can be sold without restriction pursuant to Rule 144(k) promulgated under the 1933 Act (the "Reporting Period"), the Company shall file all reports required to be filed with the SEC pursuant to the 1934 Act.  Until the date on which the Investors shall have sold all the Underlying Shares and none of the Notes are outstanding, the Company shall not terminate its status as a foreign private issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would otherwise permit such termination.

7.7.   Reports.  The Company agrees to send the following to each Investor during the Reporting Period by air mail or reputable international courier or by email (within one week of filing with the SEC, in the case of SEC filings), to the extent not filed on and immediately available via EDGAR:

(a)

Quarterly/Periodic Reports.  Within one (1) business day following any filing of same with the SEC or other public disclosure, any quarterly reports or any consolidated balance sheets, income statements, shareholders' equity statements and/or cash flow statements for any period other than annual.

(b)

Annual Reports.  As soon as available and in any event within 90 days after the end of each fiscal year of the Company, the Company's Form 20-F or, in the absence of a Form 20-F, consolidated balance sheets of the Company as at the end of such fiscal year and the related consolidated statements of earnings, shareholders' equity and cash flows for such year, all in reasonable detail and accompanied by the report on such consolidated financial statements of an independent certified public accountant selected by the Company and reasonably satisfactory to the Purchasers.

(c)

Securities Filings.  As promptly as practicable and in any event within five days after the same are issued or filed, copies of (i) all notices, proxy statements, financial statements, reports and documents as the Company shall send or make available generally to its shareholders or to financial analysts, and (ii) all periodic and special reports, documents and registration statements (other than on Form F-8) which the Company furnishes or files, or any officer or director of the Company (in such person's capacity as such) furnishes or files with the SEC.

(d)

Other Information.  Such other information relating to the Company as from time to time may reasonably be requested by any Purchaser provided the Company produces such information in its ordinary course of business, and further provided that the Company, solely in its own discretion, determines that such information is not confidential in nature and disclosure to the Purchaser would not be harmful to the Company.

7.8.   Disclosure of Transactions and Other Material Information.  On or before 8:30 a.m., New York Time, on the first business day following the Initial Closing Date, the Company shall file a Current Report on Form 6-K describing the terms of the transactions contemplated by the Transaction Documents in the form required by the 1934 Act, and attaching the material Transaction Documents (including, without limitation, this Agreement (and all schedules to this Agreement), the form of each of the Notes and the Registration Rights Agreement) as exhibits to such filing (including all attachments, the "6-K Filing", and the description and attachments, the "6-K Materials").  On or before 8:30 a.m., New York Time, on the first business day following each Additional Closing Date, the Company shall file a Current Report on Form 6-K with the SEC describing the transaction consummated or proposed on such date.  From and after the filing of the 6-K Filing with the SEC, no Purchaser shall be in possession of any material, nonpublic information received from the Company, or any of its respective officers, directors, employees or agents, that is not disclosed in the 6-K Filing.  The Company shall not and shall cause each of its officers, directors, employees and agents, not to, provide any Purchaser with any material nonpublic information regarding the Company from and after the filing of the 6-K Filing with the SEC without the express written consent of such Purchaser.  In the event of a breach of the foregoing covenant by the Company, or any of its officers, directors, employees and agents, in addition to any other remedy provided herein or in the other Transaction Documents, a Purchaser shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such material, non-public information without the prior approval by the Company, or any of its officers, directors, employees or agents.  No Purchaser shall have any liability to the Company, or any of its officers, directors, employees, shareholders or agents for any such disclosure.  Subject to the foregoing, neither the Company nor any Purchaser shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, that the Company shall be entitled, without the prior approval of any Purchaser, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 6-K Filing and contemporaneously therewith and (ii) as is required by applicable law and regulations, including the applicable rules and regulations of the Principal Market (provided that in the case of clause (i) each Purchaser shall be consulted by the Company (although the consent of such Purchaser shall not be required) in connection with any such press release or other public disclosure prior to its release).

7.9.   No Conflicting Agreements.  The Company will not take any action, enter into any agreement or make any commitment that would conflict or interfere in any material respect with the obligations to the Purchasers under the Transaction Documents.

7.10.   Insurance.  For so long as any Purchaser beneficially owns any of the Securities, the Company shall have in full force and effect (a) insurance reasonably believed by the Company to be adequate on all assets and activities, covering property damage and loss of income by fire or other casualty, and (b) insurance reasonably believed to be adequate protection against all liabilities, claims and risks against which it is customary for companies similarly situated as the Company to insure.

7.11.   Compliance with Laws.  So long as the Purchasers beneficially own any Securities, the Company will use reasonable best efforts to comply with all applicable laws, rules, regulations, orders and decrees of all governmental authorities, except to the extent non-compliance (in one instance or in the aggregate) would not have a Material Adverse Effect.

7.12.   Listing of Underlying Shares and Related Matters.  The Company hereby agrees, promptly following each Closing of the transactions contemplated by this Agreement, to take such action to cause the ADRs constituting Underlying Shares to be quoted on the Principal Market as promptly as possible but no later than the effective date of each registration contemplated by the Registration Rights Agreement.  The Company further agrees that if the Company applies to have the Ordinary Shares or other securities, represented by ADRs or otherwise, traded on any other principal stock exchange or market, it will include in such application the Underlying Shares and will take such other action as is necessary to cause such Ordinary Shares to be so listed.  For so long as any Notes remain outstanding, the Company will take all action necessary to continue the listing and trading of its ADRs on the Principal

Market or on the Nasdaq National Market, The New York Stock Exchange, Inc. or the American Stock Exchange (collectively, "Approved Markets"), and will comply in all respects with the Company's reporting, filing and other obligations under the bylaws or rules of such exchange or market, as applicable, to ensure the continued eligibility for trading of the ADRs constituting the Underlying Shares thereon.  The Company will pay all fees and expenses in connection with satisfying its obligations under this Section 7.12.

7.13.   Corporate Existence.  So long as any Notes remain outstanding or the Purchasers have the right to purchase any Additional Notes, the Company shall maintain its corporate existence and shall not sell all or substantially all of the Company's assets, except in accordance with Section 3(c)(vi) of the Note.

7.14.   Reasonable Best Efforts.  Each party shall use its reasonable best efforts timely to satisfy each of the conditions to be satisfied by it as provided in this Agreement.

7.15.   Form D and Blue Sky.  The Company agrees to file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof to each Purchaser promptly after such filing.  The Company shall, on or before each of the Closing Dates, take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Securities for sale to the Purchasers at each of the Closings pursuant to this Agreement under applicable securities or "Blue Sky" laws of the states of the United States (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to the Purchasers on or prior to the Closing Dates.  The Company shall make all filings and reports relating to the offer and sale of the Securities required under applicable securities or "Blue Sky" laws of the states of the United States following each of the Closing Dates.

7.16.   Pledge of Securities.  The Company acknowledges and agrees that the Securities may be pledged by an Investor (as defined in the Registration Rights Agreement) in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Securities.  The pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Investor effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Agreement.  The Company hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by an Investor.

7.17.   Restriction on Redemption and Cash Dividends.  So long as any Notes are outstanding, the Company shall not, directly or indirectly, redeem, or declare or pay any cash dividend or distribution on, the Ordinary Shares without the prior express written consent of the holders of Notes representing not less than 75% of the aggregate principal amount of the then outstanding Notes.

7.18.   Additional Notes.  For so long as any Purchaser beneficially owns any Notes, the Company will not issue any Notes other than to the Purchasers as contemplated hereby and the Company shall not issue any other securities that would cause a breach or default under the Notes.

7.19.   Tax Adjustments.  (a)

All payments by the Company to any Purchaser and their respective assignees in regard or in connection with this Agreement or any of the Securities (but not, for the avoidance of doubt, in respect of distributions on the Underlying Shares) shall be made free and clear of and without deduction for any present or future income, corporation profits tax, dividend withholding tax, deposit interest retention tax, excise, stamp or franchise taxes and other taxes, fees, duties, withholdings or other charges of any nature whatsoever imposed by the Republic of Ireland or any taxing revenue or fiscal authority (including the Office of the Revenue Commissioners) and any other statutory government and state provincial or local government authority whatsoever whether in the Republic of Ireland or elsewhere in the world (other than the United St ates assuming payments are not made from the United States or a United States entity) ("Taxes"), provided that no additional amounts will be payable by the Company with respect to a payment made to a Purchaser if (i) such Purchaser is subject to such Taxes by reason of its being connected with the Republic of Ireland or any province or territory thereof otherwise than as a result of such Purchaser's activity in connection with the acquiring of the Securities or by such Purchaser's mere holding of the Securities or (ii) such Purchaser is subject to such Taxes by virtue of a change in the domicile of the Purchaser after the date of this Agreement.  In the event that any withholding or deduction from any dividend, distribution or payment to be made by the Company under the Notes is required in respect of any Taxes pursuant to any applicable law, rule or regulation, then the Company shall promptly:

(i)

pay directly to the relevant authority the full amount required to be so withheld or deducted;

(ii)

(but in any event within 30 days) forward to such Purchaser an official receipt or other documentation satisfactory to such Purchaser evidencing such payment to such authority; and

(iii)

pay to such Purchaser such additional amount or amounts as is necessary to ensure that the net amount actually received by such Purchaser will equal the full amount such Purchaser would have received had no such withholding or deduction been required.

Moreover, if any present or future taxes, fees, duties, withholdings or other charges of any nature whatsoever imposed by any taxing authority, including franchise taxes and taxes imposed on or measured by such Purchaser's net income or receipts ("Further Taxes") (other than the imposition of such Further Taxes caused by reason of (i) such Purchaser being connected with the Republic of Ireland or any province or territory thereof otherwise than as a result of such Purchaser's activity in connection with the acquiring of the Securities or by such Purchaser's mere holding of the Securities or (ii) such Purchaser being subject to such Further Taxes by virtue of a change in the domicile of the Purchaser after the date of this Agreement) are directly or indirectly asserted against such Purchaser with respect to any payment received by such Purchaser hereunder, such Purchaser may pay such Further Taxes and the Company shall promptly pay to such Purchaser such additional amounts (including all penalties, interest or expenses) that such Purchaser specifies as necessary to preserve the after-tax return that such Purchaser would have received if such Taxes or Further Taxes had not been imposed.

If the Company fails to pay any Taxes when due to the appropriate taxing authority or fails to remit to such Purchaser the required receipts or other required documentary evidence, the Company shall indemnify such Purchaser for any incremental Taxes, interest, penalties, expenses and costs that may become payable or are incurred by such Purchaser as a result of any such failure.

(b)

Subject to paragraph (a) above, the Company shall not set off or deduct any sum from any payment due under this Agreement whether in respect of any claim, counterclaim, right of set-off or otherwise howsoever.

8.   Survival.  All representations, warranties, covenants and Transaction Documents contained in this Agreement shall be deemed to be representations, warranties, covenants and Transaction Documents as of the date hereof and shall survive the execution and delivery of this Agreement.

9.   Register; Share Delivery.

9.1.   Register.  The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Notes), a register for the Notes, in which the Company shall record the name and address of the Person in whose name the Notes have been issued (including the name and address of each transferee) and the principal amount of Notes held by such Person.  The Company shall keep the register open and available at all times during business hours for inspection of any Purchaser or its legal representatives.

9.2.   Share Delivery.  Upon any conversion, redemption or repayment of the Notes, the Company shall take all actions necessary to deposit any applicable Ordinary Shares with Allied Irish Bank plc and to issue irrevocable instructions to its transfer agent, and any subsequent transfer agent, to issue certificates or credit shares or ADRs to the applicable balance accounts at DTC, registered in the name of each Purchaser or its respective nominee(s), for the Underlying Shares, in such amounts as specified from time to time by each Purchaser to the Company.  The Company warrants that no instruction other than the instructions referred to in this Section 9.2, and stop transfer instructions to give effect to Section 5.7 hereof, will be given by the Company to its transfer agent, and that the Securities shall otherwise be freely transferable on the books and records of the Company as and to the extent provided in this Agreement and the other Transaction Documents.  If a Purchaser effects a sale, assign ment or transfer of the Securities in accordance with Section 5.7, the Company shall permit the transfer and shall promptly take all actions necessary and instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by such Purchaser to effect such sale, transfer or assignment.  Unless required by applicable securities laws, the transfer agent shall issue such Securities to the Purchaser, assignee or transferee, as the case may be, without any restrictive legend.  The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to a Purchaser.  Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 9 will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 9, that a Purchaser shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

10.   Miscellaneous.

10.1.   Successors and Assigns.  This Agreement may not be assigned by a party hereto without the prior written consent of the other parties hereto which consent may not be unreasonably withheld or delayed, except that without the prior written consent of the Company, but after notice duly given, a Purchaser may assign its rights and delegate its duties hereunder in whole or in part in which event such assignee shall be deemed to be a Purchaser hereunder with respect to such assigned rights.  The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties.  Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement or the other Transaction Documents.

10.2.   Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  This Agreement may be executed by facsimile.

10.3.   Titles and Subtitles.  The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

10.4.   Notices.  Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given only upon delivery to each party to be notified by (i) personal delivery, (ii) telecopier, upon receipt of confirmation of complete transmittal, or (iii) an internationally recognized overnight air courier, addressed to the party to be notified at the address as follows, or at such other address as such party may designate by ten days' advance written notice to the other party:

If to the Company:

Trinity Biotech plc
Bray Business Park
Bray Co.  Wicklow, Ireland
Telephone: +353-1-276-9800
Facsimile:  +353-1-276-9883

Email: rory.nealon@trinitybiotech.com

Attention:   Rory Nealon

with a copy to:

Carter, Ledyard & Milburn LLP
2 Wall Street
New York, New York 10005
U.S.A.
Telephone:  +1-212-732-3200
Facsimile:   +1-212-732-3232
Email: Bernstein@clm.com

Attn: Alan J. Bernstein, Esq.

If to any Purchaser, to its address set forth on the signature pages hereto.

The Company hereby irrevocably appoints Alan J. Bernstein, Esq. of Carter, Ledyard & Milburn LLP as its agent for the receipt of service of process in the United States.  The Company agrees that any document may be effectively served on it in connection with any action, suit or proceeding in the United States by service on its agents.

Any document shall be deemed to have been duly served if marked for the attention of the agent at its address (as set out above) or such other address in the United States as may be notified to the party wishing to serve the document and (a) left at the specified address; or (b) sent to the specified address by post.  In the case of (a), the document will be deemed to have been duly served when it is left.  In the case of (b), the document shall be deemed to have been duly served two business days after the date of posting.

If the Company's agent at any time ceases for any reason to act as such, the Company shall appoint a replacement agent having an address for service in the United States and shall notify each Purchaser of the name and address of the replacement agent.  Failing such appointment and notification, the Purchaser shall be entitled by notice to the Company to appoint a replacement agent to act on the Company's behalf.  The provisions of this Section 10.4 applying to service on an agent apply equally to service on a replacement agent.

10.5.   Expenses.  The parties hereto shall pay their own costs and expenses in connection herewith.  The Company shall pay all fees and expenses of any placement agents or finders in connection with the transactions contemplated by this Agreement pursuant to a separate agreement between such parties.  The Company shall pay, and hold each Purchaser harmless against, any liability, loss or expense (including, without limitation, reasonable attorney's fees and out-of-pocket expenses) arising in connection with claim relating to any such payment.

10.6.   Amendments and Waivers.  Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and 75% in interest of the Purchasers, provided, however, that any such amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any Securities purchased under this Agreement at the time outstanding, each future holder of all such securities, and the Company.

10.7.   Severability.  If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

10.8.   Entire Agreement.  This Agreement, including the Exhibits and Schedules hereto, and the Registration Rights Agreement, the Notes and other documents contemplated hereby constitute the entire agreement among the parties hereof with respect to the subject matter hereof and thereof and supersede all prior Transaction Documents and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.

10.9.   Further Assurances.  The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

10.10.   Applicable Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without regard to principles of conflicts of laws.

10.11.   Remedies.

(a)

The Purchasers shall be entitled to specific performance of the Company's obligations under the Transaction Documents.

(b)

In consideration of each Purchaser's execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company's other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless each Purchaser and each other holder of the Securities who is a successor or assignee pursuant to Section 10.1 and all of their shareholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons' agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and reasonable expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (b) any breach of any covenant, agreement or obligation of the Company contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby or (c) any cause of action, suit or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company) and arising out of or resulting from (i) the execution, delivery, performance or enforcement of the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities, (iii) any disclosure made by such Purchaser pursuant to Section 7.8, or (iv) the status of such Purchaser or holder of the Securities as an investor in the Company.  To the extent that the foregoing undertaking by the

Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law.  Except as otherwise set forth herein, the mechanics and procedures with respect to the rights and obligations under this Section 10.11 shall be the same as those set forth in Section 6 of the Registration Rights Agreement.

10.12.   Jurisdiction.  The parties hereby agree that all actions or proceedings arising directly or indirectly from or in connection with this Agreement or the other Transaction Documents shall be litigated only in the Supreme Court of the State of New York or the United States District Court for the Southern District of New York located in New York County, New York.  The parties consent to the jurisdiction and venue of the foregoing courts and consent that any process or notice of motion or other application to either of said courts or a judge thereof may be served inside or outside the State of New York or the Southern District of New York by registered mail, return receipt requested, directed to the party being served at its address set forth in this Agreement (and service so made shall be deemed complete three (3) days after the same has been posted as aforesaid) or by personal service or in such other manner as may be permissible under the rules of said courts.  The Company irrevocably waives, to the full est extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding brought in such a court and any claim that suit, action, or proceeding has been brought in an inconvenient forum.  The Company hereby waives any right to a jury trial in connection with any litigation pursuant to this Agreement or the other Transaction Documents.

10.13.   Like Treatment of Purchasers and Holders.  Neither the Company nor any of its affiliates shall, directly or indirectly, pay or cause to be paid any consideration (immediate or contingent), whether by way of interest, fee, payment for the redemption, conversion or exercise of the Securities, or otherwise, to any Purchaser or holder of Securities, for or as an inducement to, or in connection with the solicitation of, any consent, waiver or amendment of any terms or provisions of the Transaction Documents, unless such consideration is required to be paid to all Purchasers or holders of Securities bound by such consent, waiver or amendment.  The Company shall not, directly or indirectly, redeem any Securities unless such offer of redemption is made pro rata to all Purchasers or holders of Securities, as the case may be, on identical terms.

10.14.   Rescission and Withdrawal Right.  Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, wherever the Purchasers exercise a right, election, demand or option under any of the Transaction Documents and the Company does not timely perform its related obligations within the periods therein provided, then the Purchasers may rescind or withdraw, in their sole discretion from time to time upon written notice to the Company, any such notice, demand or election in whole or in part without prejudice to its future actions and rights.

10.15.   Obligations Absolute.  The Company's obligations under the Transaction Documents are unconditional and absolute and not subject to any right of set off, counterclaim, delay or reduction.

10.16.   No Third Party Beneficiaries.  This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

10.17.   Payment Set Aside.  To the extent that the Company makes a payment or payments to the Purchasers hereunder or pursuant to any of the other Transaction Documents or the Purchasers enforce or exercise their rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

10.18.   Independent Nature of Purchasers' Obligations and Rights.  The obligations of each Purchaser under any of the Transaction Documents are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under any of the Transaction Documents.  Nothing contained herein or in any other Agreement, and no action taken by any Purchaser pursuant hereto or thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents.  Each Purchaser confirms that it has independently participated in the negotiation of the transactions contemplated hereby and the other Transaction Documents with the advice of its own counsel and advisors.  Each Purchaser shal l be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Document, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose.

[REMAINDER OF PAGE INTENTIONALLY BLANK]

IN WITNESS WHEREOF, each Purchaser and the Company have caused this Securities Purchase Agreement to be duly executed as of the date first written above.

COMPANY:	PURCHASER:
TRINITY BIOTECH PLC By: /s/ Rory Nealon Name: Rory Nealon Title: Chief Financial Officer	SMITHFIELD FIDUCIARY LLC By: /s/ Ari J. Storch Name: Ari J. Storch Title: Authorized Signatory

Aggregate Principal Amount of Initial Notes:

US$12,000,000

Maximum Aggregate Principal Amount of Additional Notes:

US$3,000,000

Address for Notices:

c/o Highbridge Capital Management, LLC
9 West 57th  Street, 27th  Floor
New York, New York  10019

U.S.A.
Attention:  Ari J. Storch
                 Adam J. Chill
Facsimile:   +1-212-751-0755
Telephone: +1-212-287-4720
Email:   aris@hcmny.com
            adamc@hcmny.com

Residence:  Cayman Islands

with a copy to:

Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York  10022

U.S.A.
Attention:  Eleazer Klein, Esq.
Facsimile:   +1-212-593-5955
Telephone:  +1-212-756-2376

Email: ele.klein@srz.com

[Page 2 of the Securities Purchase Agreement Signature Page]

PURCHASER:

PORTSIDE GROWTH AND

OPPORTUNITY FUND

By:  Ramius Capital Group, LLC

Its:   Investment Adviser

By: /s/ Jeffrey Solomon

     Name:   Jeffrey Solomon
     Title:    Authorized person

Aggregate Principal Amount of Initial Notes:

US$5,000,000

Maximum Aggregate Principal Amount of Additional Notes:

US$1,250,000

Address for Notices:

c/o Ramius Capital Group, L.L.C.
666 Third Avenue, 26th  Floor
New York, New York  10017

U.S.A.
Attention:  Jeffrey M. Solomon

Jeffrey Smith
Facsimile:  +1-212-845-7999
Telephone: +1-212-845-7917
Email:    jsolomon@ramius.com
             jsmith@ramius.com

Residence:  Cayman Islands

[Page 3 of the Securities Purchase Agreement Signature Page]

PURCHASER:

MAINFIELD ENTERPRISES INC.

By   /s/ Avi Vigder

     Name:   Avi Vigder

  Title:  Authorized Signatory

Aggregate Principal Amount of Initial Notes:

US$3,000,000

Maximum Aggregate Principal Amount of Additional Notes:

US$750,000

Address for Notices:

Mainfield Enterprises, Inc.

c/o Sage Enterprises Growth, Inc.

660 Madison Avenue, 18th Floor

New York, New York 10021

U.S.A.
Attention: Eldad Gal

Facsimile:  +1-212-651-9010

Telephone: +1-212-651-9000
Email:

Residence:  British Virgin Islands

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Item 4.

Execution Version

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (the "Agreement") is made and entered into as of this 10th day of July, 2003, by and among TRINITY BIOTECH PLC, a corporation organized under the laws of the Republic of Ireland, (the "Company"), and the undersigned purchasers (each, a "Purchaser" and collectively, the "Purchasers").

WHEREAS:

A.

In connection with the Securities Purchase Agreement by and among the parties hereto of even date herewith (the "Securities Purchase Agreement"), the Company has agreed, upon the terms and subject to the conditions of the Securities Purchase Agreement, to issue and sell to each Purchaser convertible notes of the Company (the "Initial Notes") which will be convertible into Ordinary Shares (as defined hereinafter), in accordance with the terms of the Initial Notes;

B.

In connection with the Securities Purchase Agreement, the Company has granted each Purchaser an option, upon the terms and subject to the conditions of the Securities Purchase Agreement, to purchase from the Company additional convertible notes (the "Additional Notes" and collectively with the Initial Notes, the "Notes"), which will be convertible into Ordinary Shares, in accordance with the terms of the Additional Notes; and

C.

To induce the Purchasers to execute and deliver the Securities Purchase Agreement, the Company has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the "1933 Act"), and applicable state securities laws.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and each of the Purchasers hereby agree as follows:

1.

Definitions.

Capitalized terms used herein but not otherwise defined shall have the meaning ascribed thereto in the Securities Purchase Agreement.  As used in this Agreement, the following terms shall have the following meanings:

"Additional Registrable Securities" means (i) the Additional Underlying Shares issued or issuable pursuant to the Additional Notes and (ii) any shares of capital stock or other security issued or issuable with respect to such Underlying Shares or the Additional Notes as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise, without regard to any limitations on conversions of the Additional Notes.

"Additional Registration Statement" means a registration statement or registration statements of the Company filed under the 1933 Act covering any Additional Registrable Securities pursuant to the provisions of this Agreement, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all materials incorporated by reference in such Registration Statement.

"Additional Underlying Shares" means the Ordinary Shares into which the Additional Notes are convertible (including repayment in Ordinary Shares as set forth under the Additional Notes) in accordance with the terms of the Additional Notes and the Securities Purchase Agreement.

"ADRs" means the Company's American Depository Receipts, each representing one Ordinary Share, which are quoted on The Nasdaq SmallCap Market of The Nasdaq Stock Market.

"Business Day" means any day other than Saturday, Sunday or any other day on which commercial banks in the City of New York are authorized or required by law to remain closed.

"Conversion Price" shall have the meaning set forth in the Initial Notes or Additional Notes, as applicable.

"Initial Registrable Securities" means (i) the Initial Underlying Shares, issued or issuable under the Initial Notes and (ii) any shares of capital stock or other security issued or issuable with respect to the Initial Underlying Shares or the Initial Notes as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise, without regard to any limitations on conversions of the Initial Notes.

"Initial Registration Statement" means a registration statement or registration statements of the Company filed under the 1933 Act covering the Initial Registrable Securities pursuant to the provisions of this Agreement, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all materials incorporated by reference in such Registration Statement.

"Initial Underlying Shares" means the Ordinary Shares into which the Initial Notes are convertible (including repayment in Ordinary Shares as set forth under the Initial Notes) in accordance with the terms of the Initial Notes and the Securities Purchase Agreement.

"Investor" means a Purchaser, any transferee or assignee thereof to whom a Purchaser assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 7(d) and any transferee or assignee thereof to whom a transferee or assignee assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 7(d).

"Ordinary Shares" shall mean Class "A" Ordinary Shares, nominal value US$0.0109 per share, of the Company, which as of the date hereof are represented by one ADR for each Ordinary Share.

"Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and governmental or any department or agency thereof.

"Prospectus" shall mean the prospectus included in any Registration Statement, as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus.

"register," "registered," and "registration" refer to a registration effected by preparing and filing one or more Registration Statements (as defined below) in compliance with the 1933 Act and pursuant to Rule 415 under the 1933 Act or any successor rule providing for offering securities on a continuous or delayed basis ("Rule 415"), and the declaration or ordering of effectiveness of such Registration Statement(s) by the United States Securities and Exchange Commission (the "SEC").

"Registrable Securities" means the Initial Registrable Securities and the Additional Registrable Securities.

"Registration Statement" means the Initial Registration Statement and the Additional Registration Statement(s).

"Underlying Shares" shall mean the Initial Underlying Shares and the Additional Underlying Shares.

"1934 Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

2.

Registration.

(a)

Registration Statements.

(i)

Initial Registrable Securities.  Promptly following the Initial Closing Date (but no later than thirty (30) days after the Initial Closing Date), the Company shall prepare and file with the SEC an Initial Registration Statement on Form F-3 (or, if Form F-3 is not then available to the Company, on such form of registration statement as is then available to effect a registration for resale of the Initial Registrable Securities, subject to the consent of the Investors holding a majority of the Initial Registrable Securities), covering the resale of the Initial Registrable Securities in an amount equal to 125% of the number of Underlying Shares issuable upon full conversion of the Initial Notes at the Conversion Ratio (as defined in the Notes) as of the filing date (without regard to any restrictions on convers ion or beneficial ownership).  Such Initial Registration Statement also shall cover, to the extent allowable under the 1933 Act and the rules promulgated thereunder (including Rule 416), such indeterminate number of additional Ordinary Shares resulting from stock splits, stock dividends or similar transactions with respect to the Registrable Securities.  No securities, other than the Initial Registrable Securities, shall be included in the Initial Registration Statement without the consent of the Investors holding a majority of the Initial Registrable Securities.  The Initial Registration Statement (and each amendment or supplement thereto) shall be provided in accordance with Section 3(c) to the Investors and their counsel prior to its filing or other submission.

(ii)

Additional Registrable Securities.  The Company shall prepare and, as soon as practicable but in no event later than 30 days after the earlier of (x) each Additional Closing Date at which an aggregate of at least $750,000 in principal amount of Additional Notes are purchased by one or more Purchasers or their successors or assigns or after which there is an aggregate of at least $750,000 in principal amount of Additional Notes that have purchased by one or more Investors or their successors or assigns that have not had their related Additional Registrable Securities previously registered hereunder and (y) such time after any Additional Notes are purchased that no additional Additional Notes are available or are permitted to be purchased pursuant to the Securities Purchase Agreement, the Compan y shall prepare and file with the SEC an Additional Registration Statement on Form F-3 (or, if Form F-3 is not then available to the Company, on such form of registration statement as is then available to effect a registration for resale of the Additional Registrable Securities, subject to the consent of the Investors holding a majority of the Additional Registrable Securities), covering the resale of the Additional Registrable Securities in an amount equal to 125% of the number of Underlying Shares issuable upon full conversion of the Additional Notes covered by such Additional Registration Statement at the Conversion Price as of the filing date (without regard to any restrictions on conversion or beneficial ownership).  Each such Additional Registration Statement also shall cover, to the extent allowable under the 1933 Act and the rules promulgated thereunder (including Rule 416), such indeterminate number of additional Ordinary Shares resulting from stock splits, stock dividends or similar transactio ns with respect to such Additional Registrable Securities.  No securities, other than Additional Registrable Securities, shall be included in any Additional Registration Statement without the consent of the Investors holding a majority of the Additional Registrable Securities covered by such Additional Registration Statement.  Each Additional Registration Statement (and each amendment or supplement thereto) shall be provided in accordance with Section 3(c) to the Investors and their counsel prior to its filing or other submission.

(iii)

Allocation of Registrable Securities.  The initial number of Registrable Securities included in any Registration Statement and each increase in the number of Registrable Securities included therein pursuant to Section 2(a)(iv) shall be allocated pro rata among the Investors based on the number of Registrable Securities held by each Investor at the time the Registration Statement covering such initial number of Registrable Securities or increase thereof is declared effective by the SEC.  In the event that an Investor sells or otherwise transfers any of such Investor's Registrable Securities, each transferee shall be allocated a pro rata portion of the then remaining number of Registrable Securities included in such Registration Statement for such transferor.  Any Ordinary Shares included in a Regis tration Statement and which remain allocated to any Person which ceases to hold any Registrable Securities covered by such Registration Statement shall be allocated to the remaining Investors, pro rata based on the number of Registrable Securities then held by such Investors which are covered by such Registration Statement.

(iv)

Sufficient Number of Shares Registered.  In the event the number of shares available under a Registration Statement filed pursuant to Section 2(a)(i) or 2(a)(ii) is insufficient to cover all of the Registrable Securities required to be covered by such Registration Statement or an Investor's allocated portion of the Registrable Securities pursuant to Section 2(a)(iii), the Company shall amend the applicable Registration Statement, or file a new Registration Statement (on the short form available therefor, if applicable), or both, so as to cover at least 125% of the number of such Registrable Securities as of the trading day immediately preceding the date of the filing of such amendment or new Registration Statement, in each case as soon as practicable, but in any event not later than fifteen (15) days after the necessity therefor arises.  The Company shall use its best efforts to cause such amendment and/or new Registration Statement to become effective as soon as practicable following the filing thereof.  For purposes of the foregoing provision, the number of shares available under a Registration Statement shall be deemed "insufficient to cover all of the Registrable Securities" if at any time the number of Ordinary Shares available for resale under the Registration Statement is less than the product determined by multiplying (i) the number of Registrable Securities required to be covered by such Registration Statement, by (ii) 1.25.  The calculation set forth in the foregoing sentence shall be made without regard to any limitations on the conversion of the Notes and such calculation shall assume that the Notes are then convertible into Ordinary Shares at the then prevailing, applicable Conversion Ratio (as defined in the Notes).

(b)

Expenses.  The Company will pay all expenses associated with each registration, including the Investors' reasonable expenses (including reasonable attorney's fees), in connection with the registration but excluding discounts, commissions, fees of underwriters, selling brokers, dealer managers or similar securities industry professionals.

(c)

Effectiveness.

(i)

The Company shall use its best efforts to have each Registration Statement declared effective as soon as practicable.  If (A) the Initial Registration Statement covering the Initial Registrable Securities is not declared effective by the SEC within ninety (90) days following the Closing Date (or 135 days following the Closing Date in the event of a full SEC review of the Registration Statement), or any Additional Registration Statement covering Additional Registrable Securities or any Registration Statement filed in accordance with Section 2(a)(iv) is not declared effective by the SEC within 90 days following the date such Registration Statement was required to be filed (or 135 days following such date in the event of a full SEC review of the Registration Statement) (each of the foregoing deadlines, a "Registration Date"), (B) after a Registration Statement has been declared effective by the SEC, sales cannot be made pursuant to such Registration Statement for any reason (including without limitation by reason of a stop order, or the Company's failure to update the Registration Statement) but except as excused pursuant to subparagraph (ii) below, (C) the ADRs generally or the Registrable Securities specifically are not listed or included for quotation on the Nasdaq National Market, The Nasdaq SmallCap Market, the New York Stock Exchange or the American Stock Exchange (each an "Approved Market") or trading of the Ordinary Shares is suspended or halted thereon, or (D) the Company fails, refuses or is otherwise unable to timely issue Underlying Shares under the Notes, in accordance with the terms of the Notes, or unlegended certificates for ADRs as required under the Securities Purchase Agreement, in each case within six (6) Business Days following the Investor's written demand for issuance of such Underlying Shares or certificates, then the Company will make payments to each affected Investor as partial relief for the damages to any Investor by reason of any such delay in or reduction of its ability to sell the Underlying Shares, in an amount equal to 2% of the sum of the aggregate principal amount then outstanding under such Investor's Notes (1.25% for any Blackout Period due solely to clause (A) above, pro rated for the number of days effectiveness is delayed if the Registration Statement is declared effective before the 165th day following the Closing Date; and .07% per day solely for the first four (4) Business Days of any Blackout Period due solely to clause (D) above if the Company delivers such Underlying Shares or unlegended certificates before the end of such four (4) Business Day period) for each month (or portion thereof) following the Registration Date during which any of the events described in (A), (B), (C) or (D) above occurs and is continuing (the "Blackout Period").  Each such payment shall be due and payable within five (5) days of the end of each month (or ending portion thereof) of the Blackout Period until the termination of the Blackout Period.  Such payments shall be in partial compensation to the Investors, and shall not constitute the Investors' exclusive remedy for such events.  The Blackout Period shall terminate upon (w) the effectiveness of the applicable Registration Statement in the case of (A) and (B) above; (x) listing or inclusion and/or trading of the ADRs on an Approved Market in the case of (C) above; (y) delivery of such shares or ADRs in the case of (D) above; and (z) in the case of the events described in (A) or (B) above, the earlier termination of the Registration Period (as defined in Section 3(a) below) .  The amounts payable as partial damages pursuant to this paragraph shall be payable, at the option of the Investors, in lawful money of the United States or in Ordinary Shares, represented by ADRs, at the lower of the Conversion Price or the closing bid price of the ADRs on the Principal Market on the last trading day of the applicable month, and amounts payable as partial damages shall be paid monthly within five (5) Business Days of the last day of each month following the commencement of the Blackout period until the termination of the Blackout Period.  Amounts payable as partial damages hereunder shall cease when an Investor no longer holds Notes or Registrable Securities, as applicable.

(ii)

For not more than five (5) consecutive trading days or for a total of not more than twenty (20) trading days in any consecutive twelve (12) month period, the Company may delay the disclosure of material non-public information concerning the Company, by terminating or suspending effectiveness of any registration contemplated by this Section, the disclosure of which at the time is not, in the good faith opinion of the Company, in the best interests of the Company (an "Allowed Delay"); provided, that the Company shall promptly (a) notify the Investors in writing of the existence of (but in no event, without the prior written consent of an Investor, shall the Company disclose to such Investor any of the facts or circumstances regarding) material non-public information giving rise to an Allowed Delay, and ( b) advise the Investors in writing to cease all sales under the Registration Statement until the end of the Allowed Delay.

(d)

Underwritten Offering.  If any offering pursuant to a Registration Statement pursuant to Section 2(a) hereof involves an underwritten offering, the Company shall have the right to select an investment banker and manager to administer the offering, which investment banker or manager shall be reasonably satisfactory to the Investors holding a majority of the Registrable Securities.

3.

Company Obligations.  The Company will use its best efforts to effect the registration of the Registrable Securities in accordance with the terms hereof, and pursuant thereto the Company will, as expeditiously as possible:

(a)

use its best efforts to cause such Registration Statement to become effective and to remain continuously effective for a period (the "Registration Period") that will terminate upon the earlier of (i) the date on which all Registrable Securities covered thereby have been sold (and no Notes remain outstanding), (ii) the date on which all Registrable Securities covered thereby may be sold pursuant to Rule 144(k) (and no Notes remain outstanding), and (iii) the sixth anniversary of the Initial Closing Date;

(b)

prepare and file with the SEC such amendments and post-effective amendments to each Registration Statement and Prospectus as may be necessary to keep the Registration Statement effective for the period specified in Section 3(a) and to comply with the provisions of the 1933 Act and the 1934 Act with respect to the distribution of all Registrable Securities; provided that, at a time reasonably prior to the filing of a Registration Statement or Prospectus, or any amendments or supplements thereto, the Company will furnish to the Investors copies of all documents proposed to be filed, which documents will be subject to the comments of the Investors;

(c)

permit counsel designated by the Investors holding a majority of the Registrable Securities to review each Registration Statement and all amendments and supplements thereto no fewer than four (4) Business Days prior to their filing with the SEC and not file any document to which such counsel reasonably objects;

(d)

furnish to the Investors and their legal counsel (i) promptly after the same is prepared and publicly distributed, filed with the SEC, or received by the Company, one copy of any Registration Statement and any amendment thereto, each preliminary prospectus and Prospectus and each amendment or supplement thereto, and each letter written by or on behalf of the Company to the SEC or the staff of the SEC, and each item of correspondence from the SEC or the staff of the SEC, in each case relating to such Registration Statement (other than any portion of any thereof which contains information for which the Company has sought confidential treatment), and (ii) such number of copies of a Prospectus, including a preliminary prospectus, and all amendments and supplements thereto and such other documents as each Investor may reasonably request in ord er to facilitate the disposition of the Registrable Securities owned by such Investor;

(e)

in the event the Company selects an underwriter for the offering, the Company shall enter into and perform its reasonable obligations under an underwriting agreement, in usual and customary form, including, without limitation, customary indemnification and contribution obligations, with the underwriter of such offering;

(f)

if required by the underwriter, the Company shall furnish, on the effective date of the Registration Statement, on the date that Registrable Securities are delivered to an underwriter, if any, for sale in connection with the Registration Statement and at periodic intervals thereafter from time to time on request, (i) an opinion, dated as of such date, from independent legal counsel representing the Company for purposes of such Registration Statement, in form, scope and substance as is customarily given in an underwritten public offering, addressed to the underwriter and each Investor and (ii) a letter, dated such date, from the Company's independent certified public accountants in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the unde rwriter and each Investor;

(g)

make every effort to prevent the issuance of any stop order or other suspension of effectiveness and, if such order is issued, obtain the withdrawal of any such order at the earliest possible moment;

(h)

furnish to each Investor at least five copies of the Registration Statement and any post-effective amendment thereto, including financial statements and schedules, by air mail or reputable courier within three (3) Business Days of the effective date thereof;

(i)

prior to any public offering of Registrable Securities, use its best efforts to register or qualify or cooperate with the Investors and their counsel in connection with the registration or qualification of such Registrable Securities, for offer and sale under the securities or blue sky laws of such jurisdictions requested by the Investor and do any and all other reasonable acts or things necessary or advisable to enable the distribution in such jurisdictions of the Registrable Securities covered by the Registration Statement;

(j)

cause all Registrable Securities covered by a Registration Statement to be listed on each securities exchange, interdealer quotation system or other market on which similar securities issued by the Company are then listed at all times during the Registration Period;

(k)

immediately notify the Investors, at any time when a Prospectus relating to the Registrable Securities is required to be delivered under the 1933 Act, upon discovery that, or upon the happening of any event as a result of which, the Prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and at the request of any such holder, promptly prepare and furnish to such holder a reasonable number of copies of a supplement to or an amendment of such Prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing; and

(l)

otherwise use its best efforts to comply with all applicable rules and regulations of the SEC under the 1933 Act and the 1934 Act, take such other actions as may be reasonably necessary to facilitate the registration of the Registrable Securities hereunder; and make available to its security holders, as soon as reasonably practicable, but not later than the Availability Date (as defined below), an earnings statement covering a period of at least twelve months, beginning after the effective date of each Registration Statement, which earnings statement shall satisfy the provisions of

Section 11(a) of the 1933 Act (for the purpose of this subsection 3 (1), "Availability Date" means the 45th day following the end of the fourth fiscal quarter that includes the effective date of such Registration Statement, except that, if such fourth fiscal quarter is the last quarter of the Company's fiscal year, "Availability Date" means the 90th day after the end of such fourth fiscal quarter).

4.

Due Diligence Review; Information.    The Company shall make available, during normal business hours, for inspection and review by any Investor who may be deemed an underwriter, advisors to and representatives of such Investor (who may or may not be affiliated with the Investor and who are reasonably acceptable to the Company), and any underwriter participating in any disposition of Ordinary Shares on behalf of the Investors pursuant to the Registration Statement or amendments or supplements thereto or any blue sky, NASD or other filing, all financial and other records, all SEC Documents and other filings with the SEC, and all other corporate documents and properties of the Company as may be reasonably necessary for the purpose of establishing a due diligence defense under applicable securities laws and such other re asonable purposes, and cause the Company's officers, directors and employees, within a reasonable time period, to supply all such information reasonably requested by such Investors or any such representative, advisor or underwriter in connection with such Registration Statement (including, without limitation, in response to all questions and other inquiries reasonably made or submitted by any of them), prior to and from time to time after the filing and effectiveness of the Registration Statement for the sole purpose of enabling such Investors and such representatives, advisors and underwriters and their respective accountants and attorneys to conduct initial and ongoing due diligence with respect to the Company and the accuracy of the Registration Statement.

(a)

The Company shall not disclose material nonpublic information to the Investors, or to advisors to or representatives of the Investors, unless prior to disclosure of such information the Company identifies such information as being material nonpublic information and provides the Investors, such advisors and representatives with the opportunity to accept or refuse to accept such material nonpublic information for review.  The Company may, as a condition to disclosing any material nonpublic information hereunder, require the Investors' advisors and representatives to enter into a confidentiality agreement (including an agreement with such advisors and representatives prohibiting them from trading in Ordinary Shares during such period of time as they are in possession of material nonpublic information) in form reasonably satisfactory to the Company and the Investors.  Nothing herein shall require the Company to disclose material nonpublic information to the Investors or their advisors or representatives.

5.

Obligations of the Investors.

(a)

Each Investor shall furnish in writing to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it, as shall be reasonably required to effect the registration of such Registrable Securities, and shall execute such documents in connection with such registration as the Company may reasonably request.  At least eight (8) Business Days prior to the first anticipated filing date of any Registration Statement, the Company shall notify each Investor of the information the Company requires from such Investor if such Investor elects to have any of the Registrable Securities included in the Registration Statement.

(b)

Each Investor, by its acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of a Registration Statement hereunder, unless such Investor has notified the Company in writing of its election to exclude all of its Registrable Securities from the Registration Statement.  Each Investor agrees to comply with the applicable prospectus delivery requirements under the 1933 Act in connection with any resales of Registrable Securities pursuant to the Registration Statement.

(c)

In the event the Company determines to engage the services of an underwriter which engagement is reasonably acceptable to the Investors holding a majority of the Registrable Securities, each Investor agrees to enter into and perform its obligations under an underwriting agreement, in usual and customary form, including, without limitation, customary indemnification and contribution obligations, with the managing underwriter of such offering and take such other actions as are reasonably required in order to expedite or facilitate the dispositions of the Registrable Securities.

(d)

Each Investor agrees that, upon receipt of any notice from the Company of the happening of any event rendering a Registration Statement no longer effective, such Investor will immediately discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities, until the Investor's receipt of the copies of the supplemented or amended prospectus filed with the SEC and declared effective and, if so directed by the Company, the Investor shall deliver to the Company (at the expense of the Company) or destroy all copies in the Investor's possession of the prospectus covering the applicable Registrable Securities, current at the time of receipt of such notice.

(e)

No Investor may participate in any third party underwritten registration hereunder unless it (i) agrees to sell the applicable Registrable Securities, on the basis provided in any underwriting arrangements in usual and customary form entered into by the Company, (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements, and (iii) agrees to pay its pro rata share of all underwriting discounts and commissions and any expenses in excess of those payable by the Company pursuant to the terms of this Agreement.

6.

Indemnification.

(a)

Indemnification by Company.  The Company agrees to indemnify and hold harmless, to the fullest extent permitted by law, the Investors, each of their officers, directors, partners, members, employees, agents, representatives of, and each Person, if any, who controls any Investor (within the meaning of the 1933 Act) against all losses, claims, damages, liabilities, judgments, fines, penalties, charges, amounts paid in settlement, costs (including, without limitation, reasonable attorney's fees) and expenses imposed on such Person caused by (i) any untrue or alleged untrue statement of a material fact contained in any Registration Statement, Prospectus or any preliminary prospectus or any amendment or supplement thereto or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are based upon any information furnished in writing to the Company by any such Investor, expressly for use therein, or (ii) any violation by the Company of any federal, state or common law, rule or regulation applicable to the Company in connection with any Registration Statement, Prospectus or any preliminary prospectus, or any amendment or supplement thereto, and shall reimburse in accordance with subparagraph (c) below, each of the foregoing Persons for any legal and any other expenses reasonably incurred in connection with investigating or defending any such claims.  The foregoing is subject to the condition that, insofar as the foregoing indemnities relate to any untrue statement, alleged untrue statement, omission or alleged omission made in any preliminary prospectus or Prospectus that is eliminated or remedied in any Prospectus or amendment or supplement thereto, the above indemnity obligations of the Company shall not inure to the benefit of any indemnified party if a copy of such corrected Prospectus or amendment or supplement thereto had been provided to such indemnified party and was not sent or given by such indemnified party at or prior to the time such action was required of such indemnified party by the 1933 Act and if delivery of such Prospectus or amendment or supplement thereto would have eliminated (or been a sufficient defense to) any liability of such indemnified party with respect to such statement or omission.  Indemnity under this Section 5(a) shall remain in full force and effect regardless of any investigation made by or on behalf of any indemnified party and shall survive the permitted transfer of the Registrable Securities.

(b)

Indemnification by Investor.  In connection with any registration pursuant to the terms of this Agreement, each Investor will furnish to the Company in writing such information as the Company reasonably requests concerning the holders of Registrable Securities or the proposed manner of distribution for use in connection with any Registration Statement or Prospectus and agrees, severally but not jointly, to indemnify and hold harmless, to the fullest extent permitted by law, the Company, its directors, officers, employees, agents, representatives of, stockholders and each Person who controls the Company (within the meaning of the 1933 Act) against any losses, claims, damages, liabilities, judgments, fines, penalties, charges, amounts paid in settlement and expense (including reasonable attorney's fees) resulting from any untrue statement of a material fact or any omission of a material fact required to be stated in the Registration Statement or Prospectus or preliminary prospectus or amendment or supplement thereto or necessary to make the statements therein not misleading, to the extent, but only to the extent that such untrue statement or omission is contained in any information furnished in writing by such Investor to the Company specifically for inclusion in such Registration Statement or Prospectus or amendment or supplement thereto and that such information was substantially relied upon by the Company in preparation of the Registration Statement or Prospectus or any amendment or supplement thereto.  In no event shall the liability of an Investor be greater in amount than the dollar amount of the proceeds (net of all expenses paid by such Investor and the amount of any damages such holder has otherwise been required to pay by reason of such untrue statement or omission) received by such Investor upon the sale of the Regi strable Securities included in the Registration Statement giving rise to such indemnification obligation.

(c)

Conduct of Indemnification Proceedings.  Any Person entitled to indemnification hereunder shall (i) give prompt notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any Person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such Person unless (a) the indemnifying party has agreed to pay such fees or expenses, or (b) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such Person or (c) in the reasonable judgment of any such Person, based upon written advice of its counsel, a conflict of interest exists between such Person and the indemnifying party with respect to such claims (in which case, if the Person notifies the indemnifying party in writing that such Person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such Person); and provided, further, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation.  It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties.  No indemnifying party will, except with the consent of the indemnified party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation.

(d)

Contribution.  If for any reason the indemnification provided for in the preceding paragraphs (a) and (b) is unavailable to an indemnified party or insufficient to hold it harmless, other than as expressly specified therein, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnified party and the indemnifying party, as well as any other relevant equitable considerations.  No Person guilty of fraudulent misrepresentation within the meaning of Section 11(f) of the 1933 Act shall be entitled to contribution from any Person not guilty of such fraudulent misrepresentation.  In no event shall the contribution obligation of a holder of Registrable Securities be greater in amount than the dollar amount of the proceeds (net of all expenses paid by such holder and the amount of any damages such holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission) received by it upon the sale of the Registrable Securities giving rise to such contribution obligation.

7.

Miscellaneous.

(a)

Amendments and Waivers.  This Agreement may be amended only by a writing signed by Investors holding a majority of the Registrable Securities.  The Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company shall have obtained the written consent to such amendment, action or omission to act, of the Investors affected by such amendment, action or omission to act.

(b)

Notices.  All notices and other communications provided for or permitted hereunder shall be made as set forth in Section 10.4 of the Securities Purchase Agreement.

(c)

Company's Agent.    The Company hereby irrevocably appoints Alan Bernstein, Esq. of Carter, Ledyard & Milburn as its agent for the receipt of service of process in the United States.  The Company agrees that any document may be effectively served on it in connection with any action, suit or proceeding in the United States by service on its agents.

(i)

Any document shall be deemed to have been duly served if marked for the attention of the agent at its address (as set forth in Section 10.4 of the Securities Purchase Agreement) or such other address in the United States as may be notified to the party wishing to serve the document and (a) left at the specified address; or (b) sent to the specified address by post.  In the case of (a), the document will be deemed to have been duly served when it is left.  In the case of (b), the document shall be deemed to have been duly served two business days after the date of posting.

(ii)

If the Company's agent at any time ceases for any reason to act as such, the Company shall appoint a replacement agent having an address for service in the United States and shall notify each Purchaser of the name and address of the replacement agent.  Failing such appointment and notification, the Purchaser shall be entitled by notice to the Company to appoint a replacement agent to act on the Company's behalf.  The provisions of this Section 7(c) applying to service on an agent apply equally to service on a replacement agent.

(d)

Assignments and Transfers by Purchasers.  This Agreement and all the rights and obligations of any Purchaser hereunder may be assigned or transferred to any transferee or assignee of the Notes or the Registrable Securities.  A Purchaser may make such assignment or transfer to any transferee or assignee of any Note or Registrable Securities, provided that (i) such transfer is made expressly subject to this Agreement and the transferee agrees in writing to be bound by the terms and conditions hereof, and (ii) the Company is provided with written notice of such assignment.

(e)

Assignments and Transfers by the Company.  This Agreement may not be assigned by the Company without the prior written consent of the Investors, but after notice duly given, the Company shall assign its rights and delegate its duties hereunder to any successor-in-interest corporation, and such successor-in-interest shall assume such rights and duties, in the event of a merger or consolidation of the Company with or into another corporation or the sale of all or substantially all of the Company's assets (and it shall be a condition to any such merger, consolidation or sale that such successor-in-interest assume in writing all obligations hereunder).

(f)

Benefits of the Agreement.  The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties.  Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(g)

Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  This Agreement may be executed by facsimile.

(h)

Titles and Subtitles.  The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(i)

Severability.  If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms to the fullest extent permitted by law.

(j)

Further Assurances.  The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

(k)

Entire Agreement.  This Agreement, together with the Securities Purchase Agreement, the Notes and the documents contemplated hereby and thereby, is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein.  This Agreement, together with the Securities Purchase Agreement, the Notes and documents contemplated hereby and thereby, supersedes all prior agreements and understandings between the parties with respect to such subject matter.

(l)

Applicable Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without regard to principles of conflicts of law.  The parties hereby agree that all actions or proceedings arising directly or indirectly from or in connection with this Agreement shall be litigated only in the Supreme Court of the State of New York or the United States District Court for the Southern District of New York located in New York County, New York.  The parties consent to the jurisdiction and venue of the foregoing courts and consent that any process or notice of motion or other application to either of said courts or a judge thereof may be served inside or outside the State of New York or the Southern District of New York by registered mail, return receipt requested, directed to the p arty being served at its address set forth in this Agreement (and service so made shall be deemed complete three (3) days after the same has been posted as aforesaid) or by personal service or in such other manner as may be permissible under the rules of said courts.  The Company irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding brought in such a court and any claim that suit, action, or proceeding has been brought in an inconvenient forum.  The Company hereby waives any right to a jury trial in connection with any litigation pursuant to this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, each Purchaser and the Company have caused this Registration Rights Agreement to be duly executed as of the date first written above.

THE COMPANY:

TRINITY BIOTECH PLC

By:    /s/ Rory Nealon

Name:  Rory Nealon

Title:     Chief Financial Officer

PURCHASER:

SMITHFIELD FIDUCIARY LLC

By:    /s/ Ari Storch

Name:  Ari J. Storch

Title:     Authorized Signatory

[Page 2 of the Registration Rights Agreement Signature Page]

PURCHASER:

PORTSIDE GROWTH AND

OPPORTUNITY FUND

By:  Ramius Capital Group, LLC

Its Investment Adviser

By: /s/ Jeffrey Solomon

     Name:   Jeffrey Solomon
     Title:    Authorized person

[Page 3 of the Registration Rights Agreement Signature Page]

PURCHASER:

MAINFIELD ENTERPRISES INC.

By:    /s/ Avi Vigder

Name:  Avi Vigder

Title:     Authorized Signatory

Item 5.

NEITHER THESE SECURITIES NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.  THIS NOTE DOES NOT REQUIRE PHYSICAL SURRENDER OF THE NOTE IN THE EVENT OF A PARTIAL REDEMPTION OR CONVERSION.  AS A RESULT, FOLLOWING ANY REDEMPTION OR CONVERSION OF ANY PORTION OF THIS NOTE, THE OUTSTANDING PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE MAY BE LESS THAN THE PRINCIPAL AMOUNT AND ACCRUED IN TEREST SET FORTH BELOW.

TRINITY BIOTECH PLC

3.00% CONVERTIBLE NOTE DUE JANUARY 2007

Note No.:  _____

Original Principal Amount: US$__________
Issuance Date:  July 10 2003

THIS NOTE (together with all Notes issued in exchange, transfer or replacement thereof, this "Note") is one of a duly authorized issue of Notes of TRINITY BIOTECH PLC, a corporation duly organized and existing under the laws of the Republic of Ireland (the "Company"), designated as the Company's 3.00% Convertible Notes due January 2007 in an aggregate principal amount (when taken together with the original principal amounts of all Other Notes (as defined herein)) which, in the case of Initial Notes issued under the Purchase Agreement, does not exceed Twenty Million United States Dollars (US$20,000,000) and, in the case of Additional Notes issued under the Purchase Agreement, does not exceed Five Million United States Dollars (US$5,000,000) (all other Initial Notes and any Additional Notes issued under the Purchase Agreement being referred to collectively as the "Other Notes", and, together with this Note, the "Notes"), originally issued pursuant to the terms of the Securities Purchase Agreement dated on or about the original issuance date of the Notes (the "Securities Purchase Agreement").  The maturity date of this Note (the "Maturity Date") is January 1, 2007 as extended at the option of the Holder (i) in the event that, and for so long as, an Event of Default (as defined in Section 4(a)) shall have occurred and be continuing or any event shall have occurred and be continuing which with the passage of time and the failure to cure would result in an Event of Default and (ii) through the date that is ten days after the consummation of a Change in Control Transaction in the event that a Change in Control Transaction is publicly announced or a notice of a Change in Control Transaction is delivered prior to the Maturity Date.

FOR VALUE RECEIVED, the Company hereby promises to pay to the order of [_____________________] or its registered assigns or successors-in-interest ("Holder") the principal sum of [________________________] (US$[________]), when due, whether upon the Maturity Date, on any Repayment Date with respect to the Quarterly Amount due on such Repayment Date (each, as defined herein), acceleration, redemption or otherwise (in each case, in accordance with the terms hereof and to pay interest on the unpaid principal amount of this Note ("Interest") at the rate of three percent (3.0%) per annum (subject to adjustment as provided below) from the date of original issuance hereof (the "Issuance Date") until the same becomes due and payable whether upon any Interest Payment Date or the Maturity Date (each, as defined herein), acceleration, conversion, exchange, redemption or otherwise (in each case in accordance with the terms hereof).  Interest on this Note shall accrue daily commencing on the Issuance Date and shall be computed on the basis of a 360-day year, 30-day months and actual days elapsed and shall be payable in accordance with Section 1 hereof, and, to the extent permitted by applicable law, shall continue to accrue notwithstanding any judgment registered against the Company.  Notwithstanding anything contained herein, this Note shall bear interest on the due and unpaid Principal Amount from and after the occurrence and during the continuance of an Event of Default pursuant to Section 4 (a), at the rate (the "Default Rate") equal to the lower of twelve percent (12%) per annum or the highest rate permitted by law.  Unless otherwise agreed or required by applicable law, payments will be applied first to any unpaid collection costs, then to unpaid Interest and fees and any remaining amoun t to principal.

Except as otherwise provided herein, all payments of principal and Interest on this Note shall be made in lawful money of the United States of America by wire transfer of immediately available funds to such account as the Holder may from time to time designate by written notice in accordance with the provisions of this Note.  This Note may not be prepaid in whole or in part except as otherwise provided herein.  Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day (as defined below), the same shall instead be due on the next succeeding day which is a Business Day.

Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Securities Purchase Agreement.  For purposes hereof the following terms shall have the meanings ascribed to them below:

"ADRs" means the Company's American Depository Receipts, each currently representing one Class A Ordinary Share, which are quoted on The Nasdaq SmallCap Market (or other Approved Market).  Appropriate and equitable adjustment to the terms and provisions of this Note shall be made in the event of any change to the ratio of ADRs to Class A Ordinary Shares.

"Bankruptcy Events” means any of the following events: (a) the Company or any Significant Subsidiary commences a case or other proceeding under any bankruptcy, reorganization, examinership, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction relating to the Company or any Significant Subsidiary thereof; (b) there is commenced against the Company or any Significant Subsidiary any such case or proceeding that is not dismissed within 60 days after commencement; (c) the Company or any Significant Subsidiary is adjudicated insolvent or bankrupt or any order of relief or other order approving any such case or proceeding is entered; (d) the Company or any Significant Subsidiary suffers any appointment of any receiver, examiner, custodian or the like for it or any substantial part of its property that is not discharged or stayed within 60 days; (e) the Company or any Significant Subsidiary makes a general assignment for the benefit of creditors; (f) the Company or any Significant Subsidiary fails to pay, or states that it is unable to pay or is unable to pay, its debts generally as they become due; (g) the Company or any Significant Subsidiary calls a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or (h) the Company or any Significant Subsidiary, by any act or failure to act, expressly indicates its consent to, approval of or acquiescence in, any of the foregoing or takes any corporate or other action for the purpose of effecting any of the foregoing.

"Bloomberg" shall mean Bloomberg Financial Markets or any other similar financial reporting service as may be selected from time to time by the Company and the holders of at least a majority of the principal amount of the Notes then outstanding.

"Business Day" shall mean any day other than a Saturday, Sunday or a day on which commercial banks in The City of New York or the city of Dublin, Ireland are authorized or required by law or executive order to remain closed.

"Change in Control Transaction" will be deemed to exist if (i) there occurs any consolidation, merger or other business combination of the Company with or into any other Person (whether or not the Company is the surviving corporation), or any other corporate reorganization, recapitalization or transaction or series of related transactions in which in any of such events the voting shareholders of the Company prior to such event cease to own 50% or more of the voting power, or corresponding voting equity interests, of the surviving corporation after such event (including without limitation any "going private" transaction under Rule 13e-3 promulgated pursuant to the Exchange Act or tender offer by the Company under Rule l3e-4 promulgated pursuant to the Exchange Act for 20% or more of the Class A Ordinary Shares), (ii) an y person (as defined in Section 13(d) of the Exchange Act), together with its affiliates and associates (as such terms are defined in Rule 405 under the Securities Act), beneficially owns or is deemed to beneficially own (as described in Rule 13d-3 under the Exchange Act without regard to the 60-day exercise period) in excess of 50% of the Company's voting power, (iii) there is a replacement of more than one-half of the members of the Company's Board of Directors which is not approved by those individuals who are members of the Company's Board of Directors on the date thereof, (iv) in one or a series of related transactions, there is a sale or transfer of all or 20% or more of the Company's assets, net income (determined in accordance with GAAP) or Consolidated EBITDA, determined on a consolidated basis, (v) the Company enters into an agreement providing for an event set forth in (i), (ii), (iii) or (iv) above, or (vi) any of the foregoing occurs with respect to the Company.

"Closing Bid Price" shall mean, for any security as of any date, the last closing bid price for such security on the Principal Market as reported by Bloomberg, or if the Principal Market begins to operate on an extended hours basis, and does not designate the closing bid price, then the last bid price at 4:00:00 p.m., New York City Time, as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price is reported for such security by Bloomberg, the last closing trade price for such security as reported by Bloomberg, or, if no last closing trade price is reported for such security by Bloomberg, the average of the bid prices of any market makers for such secu rity as reported in the "pink sheets" by the Pink Sheets LLC (formerly the National Quotation Bureau, Inc.).  If the Closing Bid Price cannot be calculated for such security on such date on any of the foregoing bases, the Closing Bid Price of such security on such date shall be the fair market value as mutually determined by the Company and the holders of at least a majority of the principal amount of the Notes then outstanding.  If the Company and the holders of the Notes are unable to agree upon the fair market value of the ADRs, then such dispute shall be resolved pursuant to Section 3(b)(iii) below with the term "Closing Bid Price" being substituted for the term "Closing Sale Price" and all fees and expenses of such determination shall be borne by the Company.  All such determinations shall be appropriately adjusted for any stock dividend, stock split or other similar transaction during such period.

"Closing Sale Price" shall mean, for any security as of any date, the last closing trade price for such security on the Principal Market as reported by Bloomberg, or if the Principal Market begins to operate on an extended hours basis, and does not designate the closing trade price, then the last trade price at 4:00:00 p.m., New York City Time, as reported by Bloomberg, or if the foregoing do not apply, the last closing trade price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no last closing trade price is reported for such security by Bloomberg, the last closing ask price of such security as reported by Bloomberg, or, if no last closing ask price is reported for such security by Bloomberg, the average of the highest bid price and the lowest a sk price of any market makers for such security as reported in the “pink sheets” by the Pink Sheets LLC (formerly the National Quotation Bureau, Inc.).  If the Closing Sale Price cannot be calculated for such security on such date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value as mutually determined by the Company and the holders of at least a majority of the principal amount of the Notes then outstanding.  If the Company and the holders of the Notes are unable to agree upon the fair market value of the ADRs, then such dispute shall be resolved pursuant to Section 3(b)(iii) below and all fees and expenses of such determination shall be borne by the Company.  All such determinations shall be appropriately adjusted for any stock dividend, stock split or other similar transaction during such period.

"Consolidated EBITDA" means, for any period, the net income (or net loss) of the Company and its consolidated Subsidiaries, determined in accordance with GAAP, plus (a) any provision for (or less any benefit from) income taxes, (b) any deduction for interest expense, net of interest income and (c) depreciation and amortization expense, and as adjusted for the following items (to the extent that they are reflected in net income or net loss): elimination of: (i) all extraordinary gains and losses determined in accordance with GAAP, (ii) gains and losses from sales or dispositions of property and equipment or other fixed assets, (iii) all non-recurring income and expense items not incurred in the ordinary course of business to the extent included in the determination of net income for the relevant determination period and (iv) fore ign currency transaction gains and losses, to the extent included in the determination of net income for the relevant determination period.  All determinations of the components of Consolidated EBITDA shall be made in accordance with GAAP and shall be derived from the annual and quarterly financial statements filed by the Company with the SEC.

"Conversion Price" shall equal US$3.55, (such applicable Conversion Price shall be subject to adjustment as set forth herein)

"Conversion Ratio" means, as of any date of determination, a fraction, of which the numerator is the entire outstanding Principal Amount of this Note (or such portion thereof that is being redeemed, converted or repurchased), and of which the denominator is the Market Price as of the date such ratio is being determined.

"Convertible Securities" means any convertible securities, warrants, options or other rights to subscribe for or to purchase or exchange for, shares of capital stock of the Company or ADRs.

"Effective Date" means the date on which a Registration Statement covering all the Underlying Shares and other Registrable Securities (as defined in the Registration Rights Agreement) is declared effective by the SEC.

"Effective Registration" shall mean (i) the resale of all Registrable Securities (as defined in the Registration Rights Agreement) is covered by an effective registration statement in accordance with the terms of the Registration Rights Agreement and such registration statement is not subject to any suspension or stop orders; (ii) the resale of such Registrable Securities may be effected pursuant to a current and deliverable prospectus that is not subject to any blackout or similar circumstance; (iii) such Registrable Securities are listed, or approved for listing prior to issuance, on an Approved Market and are not subject to any trading suspension (nor shall trading generally have been suspended on such exchange or market), and the Company shall not have been notified of any pending or threatened proceeding or other action to delist or suspend the Class A Ordinary Shares or the ADRs on the Approved Market on which the Class A Ordinary Shares and the ADRs is then traded or listed; (iv) the requisite number of shares of Class A Ordinary Shares and ADRs shall have been duly authorized and reserved for issuance as required by the terms of the Agreements; (v) the Closing Bid Price per ADR on the Principal Market shall be at least $1.00; (vi) the Company has complied with its material obligations under all the Agreements in all material respects and has not made any material misrepresentations under any of the Agreements or under any other agreements between the Company and the Purchasers; (vii) none of the Company or any direct or indirect Significant Subsidiary of the Company is subject to any Bankruptcy Event, (viii) no event constituting an Event of Default or an event that with the passage of time and assuming it were not cured would constitute an Event of Default has occurred and is continuing on the applicable Notice Date or on the applicable Repayment Date, and (ix) there shall not have occurred the public announcement of a pending, proposed or intended Change in Control Transaction which has not been abandoned, terminated or consummated.

"Exchange Act" shall mean the United States Securities Exchange Act of 1934, as amended.

"GAAP" means Irish generally accepted accounting principles, consistently applied.

"Initial Issuance Date" means July 10, 2003.

"Market Price" means, as of any date of determination, at the Holder’s election either (i) the Conversion Price then in effect or (ii) ninety seven percent (97%) of the arithmetic average of the Weighted Average Prices per ADR as reported by the Principal Market for the twenty (20) Trading Days immediately preceding the date on which such Market Price is being determined.

"MFN Transaction" means a transaction in which the Company issues or sells any securities in a capital raising transaction or series of related transactions (the "MFN Offering") which grants to the investor (the "MFN Investor") the right to receive additional securities based upon future capital raising transactions of the Company on terms more favorable than those granted to the MFN Investor in the MFN Offering.

"Per Share Selling Price" shall include the amount actually paid by third parties for each Class A Ordinary Share (including ADRs) in a sale or issuance by the Company.  In the event a fee is paid by the Company in connection with such transaction directly or indirectly to such third party or its affiliates, any such fee shall be deducted from the selling price pro rata to all shares sold in the transaction to arrive at the Per Share Selling Price.  A sale of Class A Ordinary Shares shall include the sale or issuance of rights, options, warrants or convertible, exchangeable or exercisable securities under which the Company is or may become obligated to issue Class A Ordinary Shares, and in such circumstances the Per Share Selling Price of the Class A Ordinary Shares covered thereby shall also include the exercise, exch ange or conversion price thereof (in addition to the consideration received by the Company upon such sale or issuance less the fee amount as provided above).  In case of any such security issued in a Variable Rate Transaction or an MFN Transaction, the Per Share Selling Price shall be deemed to be the lowest conversion or exercise price at which such securities are converted or exercised or might have been converted or exercised in the case of a Variable Rate Transaction, or the lowest adjustment price in the case of an MFN Transaction, over the life of such securities.  If shares are issued for a consideration other than cash, the Per Share Selling Price shall be the fair value of such consideration as determined in good faith by independent certified public accountants mutually acceptable to the Company and the holders of a majority of the principal amount of the Notes then outstanding.  In the event the Company directly or indirectly effectively reduces the conversion, exercise or exchange price for any Convertible Securities which are currently outstanding, then the Per Share Selling Price shall equal such effectively reduced conversion, exercise or exchange price.

"Person" shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization.

"Principal Amount" shall refer to the sum of (i) the original principal amount of this Note, (ii) all accrued but unpaid Interest hereunder, and (iii) any default payments owing under the Agreements but not previously paid or added to the Principal Amount.

"Principal Market" shall mean The Nasdaq SmallCap Market or such other principal market or exchange on which the ADRs are then listed or quoted for trading.

"Quarterly Period" means each of the following periods:  the period beginning on and including January 1 and ending on and including March 31; the period beginning on and including April 1 and ending on and including June 30, the period beginning on and including July 1 and ending on and including September 30; and the period beginning on and including October 1 and ending on and including December 31.

"Registration Statement" shall have the meaning set forth in the Registration Rights Agreement.

"Securities Act" shall mean the United States Securities Act of 1933, as amended.

"Significant Subsidiary" shall mean any Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

"Subsidiary" shall mean any Person more than 50% of the outstanding voting or equity securities of which, or any partnership, joint venture or other entity more than 50% of the total equity or other economic interest of which, is directly or indirectly owned by another Person.

"Trading Day" shall mean a day on which there is trading of the ADRs on the Principal Market.

"Underlying Shares" means the Class A Ordinary Shares, represented as of the date hereof by one ADR per Class A Ordinary Share, into which the Notes are convertible (including repayment in Class A Ordinary Shares as set forth herein) in accordance with the terms hereof and the Securities Purchase Agreement.

"Variable Rate Transaction" shall mean a transaction in which the Company issues or sells, or agrees to issue or sell (a) any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional, Class A Ordinary Shares or ADRs either (x) at a conversion, exercise or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the Class A Ordinary Shares or ADRs at any time after the initial issuance of such debt or equity securities, (y) with a fixed conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Class A Ordinary Shares or ADRs (but excluding standard stock split anti-dilution provisions), or (z) under a warrant exercisable for a number of shares based upon and/or varying with the trading prices of or quotations for the Class A Ordinary Shares or ADRs at any time after the initial issuance of such warrant, or (b) any securities of the Company pursuant to an "equity line" structure which provides for the sale, from time to time, of securities of the Company which are registered for sale or resale pursuant to the Securities Act (which for the purpose of this definition shall include a sale of the Company's securities "off the shelf" in a registered offering, whether or not such offering is underwritten).

"Weighted Average Price" shall mean, for any security as of any date, the dollar volume-weighted average price per share for such security on the Principal Market during the period beginning at 9:30:00 a.m., New York City Time, and ending at 4:00:00 p.m., New York City Time, as reported by Bloomberg through its “Volume at Price” function or, if the foregoing does not apply, the dollar volume-weighted average price per share of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:00 a.m., New York City Time, and ending at 4:00:00 p.m., New York City Time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the “pink sheets” by the Pink Sheets LLC (formerly the National Quotation Bureau, Inc.), excluding in each calculation of the dollar volume-weighted average price per share, all block trades of 20,000 or more shares of such security.  If the Weighted Average Price cannot be calculated for such security on such date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and the holders of at least a majority of the principal amount of the Notes then outstanding.  If the Company and the holders of Notes are unable to agree upon the fair market value of the securities, then such dispute shall be resolved pursuant to Section 3(b)(iii) with the term "Weighted Average Price" being substituted for the term "Closing Sale Price" and all fees and expenses of such determination shall be borne by the Company. All such determinations shall be appropriately adjusted for any stock dividend, stock split or other similar transaction during such period.

The following terms and conditions shall apply to this Note:

Section 1.

Payments of Principal and Interest.

(a)

Interest.  The Company shall pay in cash the Interest accrued under this Note quarterly in arrears on the first Business Day of each Quarterly Period (each, an "Interest Payment Date") during the period commencing on the Issuance Date and ending on the Maturity Date, with the first Interest Date being October 1, 2003, and, to the extent not previously paid, on the Maturity Date.  All holders of Notes must be treated equally (proportionate to their original principal amounts) with respect to the payment of Interest.

(b)

Quarterly Principal Payments.  Subject to the terms of this Section 1, the Company shall repay on the first Business Day of each Quarterly Period (each, a "Repayment Date"), commencing with the Quarterly Period beginning on October 1, 2004 an amount equal to the quotient determined by dividing (i) the principal amount of this Note then outstanding on such Repayment Date, together with any and all default payments owing under the Transaction Documents but not previously paid by (ii) the number of remaining scheduled Repayment Dates, including the Repayment Date for which the calculation is being made (collectively, the "Quarterly Amount"); it being understood and agreed that an aggregate of ten (10) Repayment Dates are scheduled under the terms of this Note as of the Initial Issuance Date.  Subject to the terms of this Section 1, the Company shall have the right to satisfy payment of the Quarterly Amount in full on each Repayment Date either in cash or in ADRs (or a combination thereof ) at the Company's option.

(c)

Cash or ADRs.  The Company shall deliver to all the holders of Notes a written irrevocable notice in the form of Exhibit B attached hereto ("Election Notice") electing to pay the Quarterly Amount in full on such Repayment Date, in either cash or ADRs or a combination thereof (specifying such combination).  Such Election Notice shall be delivered at least twenty one (21) Trading Days prior to the applicable Repayment Date (the date of such notice being hereinafter referred to as the "Notice Date").  If such Election Notice is not delivered within the prescribed period set forth in the preceding sentence, then the payment shall be made in either cash or ADRs or a combination thereof on the same terms hereunder at the Holder's sole option.  If the Company elects or is required to pay any portio n of any Quarterly Amount in cash on a Repayment Date, then on such Repayment Date the Company shall pay to the Holder an amount equal to such portion of the Quarterly Amount elected to be paid in cash in satisfaction of such obligation.  If the Company elects or is required to repay any portion of the Quarterly Amount in ADRs, the number of ADRs to be issued for such Repayment Date shall be the number determined by dividing (x) the portion of the Quarterly Amount elected to be paid in ADRs, by (y) the Market Price as of such Repayment Date.  ADRs shall be issued and delivered within three (3) Trading Days following such Repayment Date, and the ADRs and the Class A Ordinary Shares representing the ADRs shall be duly authorized, validly issued, fully paid, non-assessable and free and clear of all encumbrances, restrictions, legends and pre-emptive rights and, provided the Company's transfer agent (the "Transfer Agent") is participating in the Depository Trust Company ("DTC") Fast Automated Securities Transfer ("FAST") program, in lieu of delivering physical certificates evidencing ADRs issuable as payment of any Quarterly Amount, the Company shall cause the Transfer Agent to electronically transmit such ADRs issuable to the Holder (or its designee), by crediting the account of the Holder's (or such designee's) prime broker with DTC through its Deposit Withdrawal Agent Commission System.  If any Holder does not receive the requisite number of ADRs in the form required above within such three Trading Day period, the Holder shall have the option of either (a) requiring the Company to issue and deliver all or a portion of such ADRs or (b) canceling such election  to pay such Quarterly Amount in ADRs (in whole or in part), in which case the Company shall immediately pay in cash the full Quarterly Amount due hereunder or such portion as the Holder specifies is to be paid in cash instead of ADRs.  Except as otherwise provided in this Section 1, all holders of Notes must be treated equally (on a proportionate basis) with respect to such payment of the Quarterly Amount in Class A Ordinary Shares represented by ADRs.  Notwithstanding anything to the contrary in this Section 1(c), but subject to Section 3(i), until any Quarterly Amount (together with any interest thereon) is paid in full, all or any portion of the Principal Amount then outstanding (together with any interest thereon) may be converted, in whole or in part, by the Holder into Class A Ordinary Shares pursuant to Section 3.  In the event the Holder delivers a Conversion Notice to the Company after the earlier of the date which is 10 days prior to the applicable Repayment Date and the Holder's receipt of the Election Notice in respect of such Repayment Date in which the Company elects or is deemed to have elected to make payment of all or any portion of the Quarterly Amount in cash, the portion of the Principal Amount specified in such Conversion Notice shall be deducted (1) first, from the Principal Amount to be repaid by the Company in cash and then (2) from the Principal Amount to be repaid in ADRs.

(i)

No Effective Registration.  Notwithstanding anything to the contrary herein, the Company shall be prohibited from exercising its right to repay any Quarterly Amount in ADRs (and must deliver cash in respect thereof) on the applicable Repayment Date if at any time from the Notice Date until the time at which the Holders receive such ADRs there fails to exist Effective Registration, unless otherwise waived in writing by the Holder in whole or in part at the Holder's option.

(ii)

Ownership/Issuance Limitations.  Notwithstanding anything to the contrary herein, the Company shall be prohibited from exercising its right to pay any portion of the Quarterly Amount in ADRs (and must deliver cash in respect thereof) on the applicable Repayment Date to the extent, and only to the extent, that such repayment in ADRs would result in the Holder hereof exceeding the limitations contained in Section 3(i) below.  If such stock payment cannot be made because it would violate only Section 3(i)(A) below, then (i) the Company on the Repayment Date shall pay such portion of the Quarterly Amount in ADRs as may be effected without exceeding such limitation, and (ii) the Repayment Date for the balance of the Quarterly Amount shall be extended until such time as such stock payment can be made without violating Section 3(i)(A).  If such stock payment cannot be made because it would violate Section 3(i)(B) below, then at the Holder's option the Company shall pay such Quarterly Amount in cash.  If any portion of any Quarterly Amount remains unpaid as of the Maturity Date hereunder, such amount shall be paid in cash on the Maturity Date (unless accelerated hereunder pursuant to Section 4 below).

(iii)

Deemed Conversions.  Any repayment of the Interest or Quarterly Amount in shares of Class A Ordinary Shares pursuant to the terms hereof shall constitute and be deemed a conversion of such portion of the Principal Amount of this Note for all purposes under this Note and the other Agreements (except that such conversion shall be at the Market Price and except as otherwise provided herein).

(d)

Payments by the Company.  Any payment by the Company to the Holder hereunder, whether for principal, Interest or otherwise, shall not be subject to any deduction, withholding or offset for any reason whatsoever except to the extent required by law.

Section 2.

Holder's Right of Partial Optional Redemption.  If the Company has not obtained Allotment Shareholder Approval on or before the Shareholder Meeting Deadline in accordance with Section 7.1(c) of the Securities Purchase Agreement, the Company shall, within three (3) Business Days following written notice from the Holder to the Company delivered at any time after the Shareholder Meeting Deadline, redeem for cash the portion of the Principal Amount of this Note (plus all accrued and unpaid Interest thereon, if any) (the "Allotment Shareholder Redemption Amount") designated from time to time by the Holder to the Company that could not be converted into Class A Ordinary Shares (or ADRs representing the Class A Ordinary Shares) by virtue of the Company's failure to obtain the Allotment Shareholder Approval, at a price equa l to 125% of the Allotment Shareholder Redemption Amount.

Section 3.

Conversion.

(a)

Conversion Right.  Subject to the terms hereof and restrictions and limitations contained herein, the Holder shall have the right, at such Holder's option, at any time and from time to time to convert all or any portion of the outstanding Principal Amount under this Note in whole or in part by delivering to the Company a fully executed notice of conversion in the form of conversion notice attached hereto as Exhibit A (the "Conversion Notice"), which may be transmitted by facsimile and electronic mail.  On or before the first Business Day following the date of receipt of a Conversion Notice, the Company shall transmit by facsimile and electronic mail a confirmation of receipt of such Conversion Notice to the Holder and the Transfer Agent.  Notwithstanding anything to the contrary herein, this Note and all o r a portion of the outstanding Principal Amount hereunder shall not be convertible into Class A Ordinary Shares to the extent that such conversion would result in the Holder hereof exceeding the limitations contained in, or otherwise violating the provisions of, Section 3(i) below.  For clarification purposes, any conversions of less than all of the then outstanding Principal Amount under this Note pursuant to this Section 3(a) shall not affect the Company's obligation to repay the Quarterly Amount as provided in Section 1 above.  Notwithstanding anything herein to the contrary, the Holder shall not deliver a Conversion Notice unless the portion of the Principal Amount designated therein for conversion is at least $100,000, unless the Conversion Notice designates the entire remaining portion of the Principal Amount under this Note for conversion.

(b)

Class A Ordinary Shares/ADR Issuance Upon Conversion.

(i)

Conversion Date Procedures.  Upon conversion of this Note pursuant to Section 3(a) above, the portion of the outstanding Principal Amount designated in a Conversion Notice hereunder shall be converted into such number of fully paid, validly issued and non-assessable Class A Ordinary Shares, free of any liens, claims, encumbrances and pre-emptive rights, as is determined by dividing such designated portion of the outstanding Principal Amount being converted by the then applicable Conversion Price.  Such Class A Ordinary Shares shall be represented by ADRs.  The date of any Conversion Notice hereunder and any Repayment Date shall be referred to herein as the "Conversion Date".  If a conversion under this Note cannot be effected in full for any reason, or if the Holder is converting le ss than all of the outstanding Principal Amount hereunder pursuant to a Conversion Notice, the Company shall promptly deliver to the Holder (but no later than five Trading Days after the Conversion Date) a Note for such portion of the outstanding Principal Amount as has not been converted if this Note has been surrendered to the Company for partial conversion.  The Holder shall not be required to physically surrender this Note to the Company upon any conversion or payment for the Quarterly Amount hereunder unless the full outstanding Principal Amount represented by this Note is being converted or repaid.  The Holder and the Company shall maintain records showing the outstanding Principal Amount so converted and repaid and the dates of such conversions or repayments or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon each such conversion or repayment.

(ii)

Stock Certificates or DWAC.  The Company will deliver or cause to be delivered to the Holder not later than three (3) Trading Days after the Conversion Date, a certificate or certificates which shall be free of restrictive legends and trading restrictions, evidencing the ADRs representing the number of Class A Ordinary Shares being acquired upon the conversion of this Note.  In lieu of delivering physical certificates evidencing ADRs issuable upon conversion of this Note, provided the Transfer Agent is participating in the DTC FAST program, the Company shall cause the Transfer Agent to electronically transmit such ADRs issuable upon conversion to the Holder (or its designee), by crediting the account of the Holder's (or such designee's) prime broker with DTC through its Deposit Withdrawal Agent Commiss ion System (provided that the same time periods herein as for stock certificates shall apply).  If in the case of any conversion hereunder, such ADRs are not delivered to or as directed by the Holder by the third Trading Day after the Conversion Date, the Holder shall be entitled by written notice to the Company at any time on or before its receipt of such ADRs thereafter, to rescind such conversion, in which event the Company shall immediately return this Note tendered for conversion.  If the Company fails to deliver to the Holder such ADRs (whether or not through DTC) pursuant to this Section 3(b) (free of any restrictions on transfer or legends, if such shares and ADRs have been registered) in accordance herewith, prior to the sixth Trading Day after the Conversion Date, the Company shall immediately pay to the Holder, in cash, an amount equal to 2% of the Principal Amount per month (or portion thereof) that the Company has failed to deliver such ADRs to the Holder.

(iii)

Pro Rata Conversion; Disputes.  In the event that the Company receives a Conversion Notice from more than one Holder of Notes for the same Conversion Date and the Company can convert some, but not all, of such portions of the Notes submitted for conversion, the Company, subject to Section 3(i), shall convert from each holder of Notes electing to have Notes converted on such date a pro rata amount of such holder's portion of its Notes submitted for conversion based on the principal amount of Notes submitted for conversion on such date by such holder relative to the aggregate principal amount of all Notes submitted for conversion on such date.  In the event of a dispute as to the number of Class A Ordinary Shares  issuable to the Holder in connection with a conversion of this Note, the Company shall issue to the Holder the number of Class A Ordinary Shares not in dispute and resolve such dispute in accordance with Section 6(a).

(c)

Conversion Price Adjustments.

(i)

Stock Dividends, Splits and Combinations.  If the Company or any of its Subsidiaries, at any time while the Notes are outstanding (A) shall pay a stock dividend or otherwise make a distribution or distributions on any equity securities (including instruments or securities convertible into or exchangeable for such equity securities) in Class A Ordinary Shares, (B) subdivide outstanding Class A Ordinary Shares into a larger number of shares, or (C) combine outstanding Class A Ordinary Shares into a smaller number of shares, then each Affected Conversion Price (as defined below) shall be multiplied by a fraction, the numerator of which shall be the number of Class A Ordinary Shares outstanding before such event and the denominator of which shall be the number of Class A Ordinary Shares outstanding after such e vent.  Any adjustment made pursuant to this Section 3(c) (i) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision or combination.

As used herein, the Affected Conversion Prices (each, an "Affected Conversion Price") shall refer to:  (i) the Conversion Price; (ii) each reported daily Weighted Average Price of the ADRs on the Principal Market occurring on any Trading Day included in the period used for determining the Market Price, which Trading Day occurred before the record date in the case of events referred to in clause (A) of this subparagraph 3(c)(i) and before the effective date in the case of the events referred to in clauses (B) and (C) of this subparagraph 3(c)(i).

(ii)

Distributions.  If the Company or any of its Subsidiaries, at any time while the Notes are outstanding, shall distribute to all holders of Class A Ordinary Shares evidence of its indebtedness or assets or cash or rights or warrants to subscribe for or purchase any security of the Company or any of its Subsidiaries (excluding those referred to in Section 3 (c)(i) above), then concurrently with such distributions to holders of Class A Ordinary Shares, the Company shall distribute to holders of the Notes the amount of such indebtedness, assets, cash or rights or warrants which the holders of Notes would have received had all their Notes been converted into Class A Ordinary Shares (or ADRs representing such Class A Ordinary Shares) (without taking into account any limitations on conversion) at the lower of the Conversion Price and the then applicable Market Price immediately prior to the record date for such distribution.

(iii)

Class A Ordinary Shares Issuances.  In the event that the Company or any of its Subsidiaries (A) issues or sells any Class A Ordinary Shares, ADRs or Convertible Securities or (B) directly or indirectly effectively reduces the conversion, exercise or exchange price for any Convertible Securities which are currently outstanding, at or to an effective Per Share Selling Price which is less than the greater of (I) the Closing Sale Price per ADR on the Principal Market on the Trading Day next preceding such issue or sale or, in the case of issuances to holders of its Class A Ordinary Shares, the date fixed for the determination of stockholders entitled to receive such warrants, rights, or options ("Fair Market Price"), or (II) the Conversion Price (each such issuance, a "Dilutive Issuance"), then in each such case the Conversion Price in effect immediately prior to such issue or sale or record date, as applicable, shall be automatically reduced effective concurrently with such issue or sale to an amount determined by multiplying the Conversion Price then in effect by a fraction, (x) the numerator of which shall be the sum of (1) the number of Class A Ordinary Shares outstanding immediately prior to such issue or sale, plus (2) the number of Class A Ordinary Shares which the aggregate consideration received by the Company for such additional shares would purchase at such Fair Market Price or Conversion Price, as the case may be, and (y) the denominator of which shall be the number of Class A Ordinary Shares outstanding immediately after such issue or sale.

The foregoing provision of this subsection shall not apply to (i) issuances or sales pursuant to the Company's duly adopted employee or director bona fide options plans and/or compensation arrangements or (ii) issuances of Class A Ordinary Shares issuable upon exercise of warrants which are outstanding on the date immediately preceding the Initial Issuance Date, provided that such issuance of Class A Ordinary Shares upon exercise of such warrants is made pursuant to the terms of such warrants in effect on the date immediately preceding the Initial Issuance Date, such warrants are not amended after the date immediately preceding the Initial Issuance Date and the purchase or exercise price provided for in any such warrants, the additional consideration, if any, payable upon the issue, conversion, exchange or exercise of any such warrants, o r the rate at which any warrants are convertible into or exchangeable or exercisable for Class A Ordinary Shares does not change at any time after the Initial Issuance Date.  For the purposes of the foregoing adjustments, in the case of the issuance of any Convertible Securities, the maximum number of Class A Ordinary Shares issuable upon exercise, exchange or conversion of such Convertible Securities shall be deemed to be outstanding, provided that no further adjustment shall be made upon the actual issuance of Class A Ordinary Shares upon exercise, exchange or conversion of such Convertible Securities.  For purposes of this Section 3(c)(iii), if an event occurs that triggers more than one of the above adjustment provisions, then only one adjustment shall be made and the calculation method which yields the greatest downward adjustment in the Affected Conversion Price shall be used.  In no event shall any adjustment result in an increase in the Conversion Price then in effect.

(iv)

Rounding of Adjustments.  All calculations under this Section 3 or Section 1 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be.

(v)

Notice of Adjustments.  Whenever any Affected Conversion Price is adjusted pursuant to Section 3(c)(i), (ii) or (iii) above, the Company shall promptly deliver to each holder of the Notes, a notice setting forth the Affected Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment, provided that any failure to so provide such notice shall not affect the automatic adjustment hereunder.

(vi)

Change in Control Transactions.  Prior to the consummation of any Change in Control Transaction, the Holder shall have the right to, at its option evidenced in a written notice to the Company from the Holder delivered at any time after notice of Change in Control Transaction is delivered to the Holder by the Company and immediately prior to the consummation of such Change in Control Transaction (or, in the event notice of such a Change in Control Transaction is not delivered at least 10 days prior to a Change in Control Transaction, at any time on or after the date which is 10 days prior to a Change in Control Transaction and ending 10 days after the consummation of such Change in Control Transaction) (A) convert this Note, in whole or in part, at the lower of the Conversion Price and the then applicable Ma rket Price into the shares of stock and other securities, cash and/or property receivable upon or deemed to be held by holders of Class A Ordinary Shares following such Change in Control Transaction, and the Holder shall be entitled upon such event to receive such amount of securities, cash or property as the Class A Ordinary Shares into which this Note could have been converted immediately prior to such Change in Control Transaction would have been entitled if such conversion were permitted, subject to such further applicable adjustments set forth in this Section 3, (B) require the Company or its successor to redeem this Note, in whole or in part, at a redemption price equal to the greater of (i) (A) 125% of the portion of the outstanding Principal Amount being redeemed if the Change in Control Transaction is consummated on or before the twenty-four month anniversary of the Initial Issuance Date and (B) 115% of the portion of the outstanding Principal Amount being redeemed if the Change in Control Transacti on is consummated after the twenty-four month anniversary of the Initial Issuance Date, and (ii) the product of (x) the average of the Fair Market Price for the five (5) Trading Days immediately preceding the Holder's election to have its Notes redeemed and (y) the Conversion Ratio or (C) require the Company to secure from any Person purchasing the Company's assets or Class A Ordinary Shares or any successor resulting from such Change of Control (in each case, an "Acquiring Entity") a written agreement (in form and substance reasonably satisfactory to the holders of Notes representing at least a majority of the principal amount of the Notes then outstanding) to deliver to each holder of Notes in exchange for such Notes, a security of the Acquiring Entity evidenced by a written instrument substantially similar in form and substance to the Notes, including, without limitation, having a principal amount and interest rate equal to the Principal Amounts then outstanding and the interest rates of the Not es held by such holder, and reasonably satisfactory to the holders of Notes representing at least a majority of the principal amount of the Notes then outstanding; provided that the Holder's option under clause (C) shall not be available if (1) the Change in Control Transaction is consummated after the twelve-month anniversary of the Initial Issuance Date and (2) the net per share consideration paid for each Class A Ordinary Share (or ADR) in the Change in Control Transaction exceeds 150% of the initial Conversion Price (subject to adjustment for stock splits, subdivisions and similar transactions).  In the event of an election by the Holder under clause (C) above where an Acquiring Entity is directly or indirectly controlled by a Person whose common stock or similar equity interest is listed, designated or quoted on an Approved Market, the holders of Notes representing at least a majority of the principal amount of the Notes then outstanding may elect to treat such Person as the Acquiring Entity for purposes of clause (C) of this Section 3(c)(vi).  In an election by the Holder under clause (C) above, the terms of any such Change in Control Transaction shall include such terms so as to continue to give to the Holders the right to receive the amount of securities, cash and/or property upon any conversion or redemption following such Change in Control Transaction to which a holder of the number of Class A Ordinary Shares deliverable upon such conversion would have been entitled in such Change in Control Transaction, and Interest payable hereunder shall be in cash or such new securities and/or property, at the Holder's option.  In the event the Holder elects to redeem all or any portion of the Principal Amount of this Note in connection with a Change in Control Transaction, the Company (or the Acquiring Entity) shall pay the redemption price in respect of the portion selected for redemption by the Holder in cash on the date the Change in Control is consummated (or such later date as may be de signated in a written notice from the Holder to the Company as provided in this Section 3(c)(vi)).  This provision shall similarly apply to successive reclassifications, consolidations, mergers, sales, transfers or share exchanges.

(vii)

Notice of Certain Events.  If:

(A)

the Company shall declare a dividend (or any other distribution) on the Class A Ordinary Shares; or

(B)

the Company shall declare a special nonrecurring cash dividend on or a redemption of the Class A Ordinary Shares; or

(C)

the Company shall authorize the granting to all holders of the Class A Ordinary Shares rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; or

(D)

the approval of any stockholders of the Company shall be required in connection with any reclassification of the Class A Ordinary Shares of the Company, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, of any compulsory share exchange whereby the Class A Ordinary Shares is converted into other securities, cash or property; or

(E)

the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company;

then the Company shall cause to be filed at each office or agency maintained for the purpose of conversion of this Note, and shall cause to be mailed to the Holder at its last address as it shall appear upon the books of the Company, on or prior to the date notice to the Company's stockholders generally is given, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of Class A Ordinary Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of Class A Ordinary Shares of record shall be entitled to exchange their Class A Ordinary Shares (or ADRs) for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange.  In no event shall the Company give notice of any of the foregoing events or transactions to the Holder prior to the public announcement of such event or transaction.

(d)

Reservation and Issuance of Underlying Securities.  The Company covenants that it will at all times reserve and keep available out of its authorized and unissued Class A Ordinary Shares solely for the purpose of issuance upon conversion of this Note (including repayments in stock), free from preemptive rights or any other actual contingent purchase rights of persons other than the holders of the Notes, not less than 125% of such number of Class A Ordinary Shares and ADRs as shall (subject to any additional requirements of the Company as to reservation of such shares set forth in the Securities Purchase Agreement) be issuable (taking into account the adjustments under this Section 3 but without regard to any ownership limitations contained herein) upon the conversion of this Note hereunder in Class A Ordinary Shares and ADRs ( including repayments in stock).  The Company covenants that all Class A Ordinary Shares and ADRs that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid, nonassessable and freely tradeable.

(e)

No Fractions.  Upon a conversion hereunder the Company shall not be required to issue stock certificates representing fractions of ADRs, but may if otherwise permitted, make a cash payment in respect of any final fraction of a share based on the closing price of an ADR at such time.  If the Company elects not, or is unable, to make such a cash payment, the Holder shall be entitled to receive, in lieu of the final fraction of an ADR, one whole ADR.

(f)

Charges, Taxes and Expenses.  Issuance of certificates for Class A Ordinary Shares or ADRs upon the conversion of this Note (including repayment in stock) shall be made without charge to the holder hereof for any issue or transfer tax or other incidental expense in respect of the issuance of such certificate, all of which taxes and expenses shall be paid by the Company, and such certificates shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event certificates for Class A Ordinary Shares or ADRs are to be issued in a name other than the name of the Holder, this Note when surrendered for conversion shall be accompanied by an assignment form; and provided further, that the Company shall not be required to pay any tax or taxes which may be payable i n respect of any such transfer.

(g)

Cancellation.  After all of the Principal Amount (including accrued but unpaid Interest and default payments at any time owed on this Note) have been paid in full or converted into Class A Ordinary Shares, this Note shall automatically be deemed canceled and the Holder shall promptly surrender the Note to the Company at the Company's principal executive offices.

(h)

Notices Procedures.  Any and all notices or other communications or deliveries to be provided by the Holder hereunder, including, without limitation, any Conversion Notice, shall be in writing and delivered personally, by confirmed facsimile, or by a nationally recognized overnight courier service to the Company at the facsimile telephone number or address of the principal place of business of the Company as set forth in the Securities Purchase Agreement.  Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by facsimile, by a nationally recognized overnight courier service and by electronic mail, addressed to the Holder at the facsimile telephone number, electronic mail address or address of the Holder appearing on the books of th e Company, or if no such facsimile telephone number, electronic mail address or address appears, at the principal place of business of the Holder.  Any notice or other communication or deliveries hereunder shall be deemed delivered (i) upon receipt, when delivered personally, (ii) when sent by facsimile, upon receipt if received on a Business Day prior to 2:00 p.m.  (New York Time), or on the first Business Day following such receipt if received on a Business Day after 2:00 p.m.  (New York Time) or (iii) upon receipt, when deposited with a nationally recognized overnight courier service.

(i)

Conversion Limitations.

(A)

9.99% Limitation.  Notwithstanding anything to the contrary contained herein, the number of Class A Ordinary Shares (directly or indirectly through ADRs) that may be acquired by the Holder upon conversion pursuant to the terms hereof shall not exceed a number that, when added to the total number of Class A Ordinary Shares deemed beneficially owned by such Holder (other than by virtue of the ownership of securities or rights to acquire securities (including the Notes) that have limitations on the Holder's right to convert, exercise or purchase similar to the limitation set forth herein) together with all Class A Ordinary Shares deemed beneficially owned at such time (other than by virtue of the ownership of securities or rights to acquire securities that have limitations on the right to convert, exercise or purchase similar to the limitation set forth herein) by the Holder's "affiliates" at such time (as defined in Rule 144 of the Securities Act) ("Aggregation Parties") that would be aggregated for purposes of determining whether a group under Section 13(d) of the Exchange Act exists, would exceed 9.99% of the total issued and outstanding Class A Ordinary Shares (the "Restricted Ownership Percentage").  For purposes of this Section 3(i)(A), in determining the number of outstanding Class A Ordinary Shares, the Holder may rely on the number of outstanding Class A Ordinary Shares as reflected in (x) the Company's most recent Form 20-F or Form 6-K, as the case may be, (y) a more recent public announcement by the Company or (z) any other notice by the Company or the Transfer Agent setting forth the number of Class A Ordinary Shares outstanding.  For any reason at any time, upon the written or oral request of the Holder, the Company shall within one Business Day confirm orally and in writing to the Holder the number of Class A Ordinary Shares then outstanding.  In any case, the number of outstanding Class A Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Note, by the Holder or its affiliates since the date as of which such number of outstanding Class A Ordinary Shares was reported.

(B)

Overall Limit on Class A Ordinary Shares Issuable.

(1)

Notwithstanding anything contained herein to the contrary, the number of Class A Ordinary Shares issuable by the Company and acquirable by the Holders of Notes, (i) shall not exceed the Maximum Class A Ordinary Shares Issuance, unless the Company shall have obtained the Maximum Ordinary Share Issuance Shareholder Approval and (ii) shall not exceed the Initial Maximum Authorized Shares, unless the Company shall have obtained the Allotment Shareholder Approval.

(2)

In furtherance of and not by way of limitation of the foregoing, the Company shall not allow the occurrence of a sale or issuance of Class A Ordinary Shares, ADRs or Convertible Securities the effect of which would be to cause the Company to be required to issue a number of Class A Ordinary Shares or ADRs on conversion of the Notes or as payment in respect of any Quarterly Amount in excess of the Maximum Class A Ordinary Shares Issuance or the Initial Maximum Authorized Shares, including all Class A Ordinary Shares or ADRs issued previously on conversion of the Notes or as payment in respect of any Quarterly Amount, unless the Company shall have obtained the Maximum Ordinary Share Issuance Shareholder Approval and the Allotment Shareholder Approval.

(j)

Participation.  The Holder, as the holder of this Note, shall be entitled to such dividends paid and distributions made to the holders of Class A Ordinary Shares and ADRs to the same extent as if the Holder had converted this Note into ADRs (without regard to any limitations on conversion herein or elsewhere) and had held such Class A Ordinary Shares or ADRs on the record date for such dividends and distributions.  Payments under the preceding sentence shall be made to the holder of this Note concurrently with the dividend or distribution to the holders of Class A Ordinary Shares and ADRs, as applicable.

Section 4.

Defaults and Remedies.

(a)

Events of Default.  An "Event of Default" is:

(i)

a default in payment of any Quarterly Amount or all or any portion of the other Principal Amount under any of the Notes on or after the date such payment is due, which default continues for five (5) days after written notice of such non-payment has been received by the Company, or a default in payment of accrued but unpaid Interest under any of the Notes on or after the date such payment is due, which default continues for ten (10) days after written notice of such non-payment has been received by the Company;

(ii)

a default in the timely issuance of Underlying Shares upon and in accordance with terms hereof, which default continues for five (5) Business Days after the Company has received written notice informing the Company that it has failed to issue shares or deliver stock certificates for ADRs within the third Trading Day following the applicable Conversion Date;

(iii)

failure by the Company for thirty (30) days after written notice has been received by the Company to comply with any material provision of any of the Notes, the Securities Purchase Agreement, the Registration Rights Agreement, or any other agreement between the Holder and the Company (including, without limitation, the failure to issue the requisite number of Class A Ordinary Shares and ADRs upon conversion hereof and the failure to redeem Notes upon the Holder's request following a Change in Control Transaction pursuant to this Note);

(iv)

any representation, warranty or statement made or furnished by the Company or any of its Subsidiaries to the Holder under the Securities Purchase Agreement, the Registration Rights Agreement or any other agreement between the Holder and the Company, or any certificate of schedule required thereby, is false or misleading in any material respect when made such that the facts, events or circumstances causing or constituting such false or misleading representation, warranty or statement resulted in, or could reasonably be expected to or may result in, a Material Adverse Effect;

(v)

any acceleration prior to maturity of any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company or any of its Subsidiaries for in excess of US$1 million (or its equivalent in another currency) or for money borrowed the repayment of which is guaranteed by the Company or any of its Subsidiaries for in excess of US$1 million (or its equivalent in another currency), whether such indebtedness or guarantee now exists or shall be created hereafter;

(vi)

the dissolution or termination of the Company or any of its Significant Subsidiaries as a going concern;

(vii)

if there occurs any Bankruptcy Event;

(viii)

the failure of the applicable Registration Statement required to be filed pursuant to the Registration Rights Agreement to be declared effective by the SEC on or prior to the date that is 210 days after the applicable Registration Date (as defined in the Registration Rights Agreement), or, while the applicable Registration Statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the applicable Registration Statement lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to any holder of the Notes for sale of all of such holder's Registrable Securities (as defined in the Registration Rights Agreement) in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability co ntinues for a period of 15 consecutive days or for more than an aggregate of 30 days in any 365-day period (other than days during an Allowed Delay (as defined in the Registration Rights Agreement));

(ix)

the suspension from trading or failure of the Class A Ordinary Shares or the ADRs to be listed or quoted on an Approved Market for a period of ten consecutive days or for more than an aggregate of fifteen days in any 365-day period;

(x)

upon the Company's receipt of a Conversion Notice, the Company is not obligated to issue ADRs upon such conversion due to the provisions of Section 3(i)(B)(1), other than by virtue of purchases of ADRs or Class A Ordinary Shares in the open market by the Holder or any of its affiliates;

(xi)

a final judgment or judgments for the payment of money aggregating in excess of US$1 million (or its equivalent in another currency) are rendered against the Company or any of its Subsidiaries and which judgments are not, within 60 days after the entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within 60 days after the expiration of such stay; provided, however, that any judgment which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the US$1 million amount set forth above so long as the Company provides the Holder a written statement from such insurer or indemnity provider (which written statement shall be reasonably satisfactory to the Holder) to the effect that such judgment is covered by insurance or an indemnity and the Company will receive the proceeds of such insurance or indemnity within 30 days of the issuance of such judgment; or

(xii)

any Event of Default (as defined in the Other Notes) occurs with respect to any Other Notes.

(b)

Remedies.  Promptly after the occurrence of an Event of Default with respect to this Note or any Other Note, the Company shall deliver written notice thereof via facsimile and overnight courier (an "Event of Default Notice") to the Holder.  At any time after the earlier of the Holder's receipt of an Event of Default Notice and the Holder becoming aware of an Event of Default, and provided an Event of Default occurs and is continuing with respect to any of the Notes, the Holder may declare all of the then outstanding portion Principal Amount of this Note and all other Notes held by the Holder, including any Interest due thereon, to be due and payable immediately, except that in the case of an Event of Default arising from events described in clauses (vi) and (vii) of Section 4(a), this Note shall become due and payable without further action or notice.  In the event of such acceleration, the amount due and owing to the Holder shall be the greater of (1) (x) 115% of the portion of the outstanding Principal Amount of the Notes held by the Holder (plus all accrued and unpaid Interest, if any), in the case of an Event of Default under Sections 4(a)(i)-(vii) or 4(a)(ix)-(xii) and (y) 112% of the portion of the outstanding Principal Amount of the Notes held by the Holder (plus all accrued and unpaid Interest, if any), in the case of an Event of Default under Section 4(a)(viii) and (2) the product of (A) the highest Closing Sale Price for the five (5) Trading days immediately preceding the Holder's acceleration and (B) the Conversion Ratio.  In either case the Company shall pay interest on such amount in cash at the Default Rate to the Holder if such amount is not paid within 7 days of Holder's request.  The remedies under this Note shall be cumulative.

Section 5.

Covenants.

(a)

Rank.

All payments due under this Note (a) shall rank pari passu with all Other Notes and (b) shall be senior to all other Indebtedness (as defined in Section 4.32 of the Securities Purchase Agreement) of the Company and its Subsidiaries, other than Permitted Indebtedness (as defined below).

(b)

Incurrence of Indebtedness.  So long as this Note is outstanding, the Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness, other than (i) the Indebtedness evidenced by this Note and the Other Notes and (ii) Permitted Indebtedness.  As used herein, “Permitted Indebtedness” means (i) an aggregate amount of Indebtedness that is senior or pari passu in right of payment to the Notes (collectively, “Senior Indebtedness”) not to exceed the product derived by multiplying (a) 4 by (b) the Consolidated EBITDA of the Company and its Subsidiaries over the trailing four fiscal quarters.

(c)

Existence of Liens.  So long as this Note is outstanding, the Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by the Company or any of its Subsidiaries (collectively, “Liens”) other than Permitted Liens.  As used herein, “Permitted Liens” means Liens incurred to secure Senior Indebtedness.

Section 6.

General.

(a)

Dispute Resolution.  In the case of a dispute as to the determination of the price at which Notes are to be redeemed or the arithmetic calculation of the Conversion Rate, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within one Business Day of receipt of the Conversion Notice or a notice to redeem the Notes by the Holder giving rise to such dispute, as the case may be, to the Holder.  If the Holder and the Company are unable to agree upon such determination or calculation of the Conversion Rate within one Business Day of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within one Business Day submit via facsimile (a) the disputed determination of the Closing Bid Price, Weighted Average Price or the Closing Sale Pri ce to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of the Conversion Rate or the redemption price to the Company's independent, outside accountant.  The Company, at the Company's expense, shall cause the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than five Business Days from the time it receives the disputed determinations or calculations.  Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

(b)

Waiver of Notice.  To the extent permitted by law, the Company hereby waives demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Securities Purchase Agreement.

(c)

Noncircumvention.  The Company hereby covenants and agrees that the Company will not, by amendment of its Memorandum and Articles of Association or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of the Holder of this Note.

(d)

Payment of Expenses.  The Company agrees to pay all reasonable charges and expenses, including attorneys' fees and expenses, which may be incurred by the Holder in successfully enforcing this Note and/or collecting any amount due under this Note.

(e)

Savings Clause.  In case any provision of this Note is held by a court of competent jurisdiction to be excessive in scope or otherwise invalid or unenforceable, such provision shall be adjusted rather than voided, if possible, so that it is enforceable to the maximum extent possible, and the validity and enforceability of the remaining provisions of this Note will not in any way be affected or impaired thereby.  In no event shall the amount of Interest paid hereunder exceed the maximum rate of interest on the unpaid principal balance hereof allowable by applicable law.  If any sum is collected in excess of the applicable maximum rate, the excess collected shall be applied to reduce the principal debt.  If the Interest actually collected hereunder is still in excess of the applicable maximum rate, the interest r ate shall be reduced so as not to exceed the maximum allowable under law.

(f)

Amendment.  Neither this Note nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the Company and the holders  of at least a majority of the principal amount of the Notes then outstanding.

(g)

Assignment, Etc.  The Holder may assign or transfer this Note to any transferee provided that the Holder shall notify the Company of any such assignment or transfer promptly.  This Note shall be binding upon the Company and its successors and shall inure to the benefit of the Holder and its successors and permitted assigns.

(h)

No Waiver.  No failure on the part of the Holder to exercise, and no delay in exercising any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Holder of any right, remedy or power hereunder preclude any other or future exercise of any other right, remedy or power.  Each and every right, remedy or power hereby granted to the Holder or allowed it by law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Holder from time to time.

(i)

Governing Law; Jurisdiction.

(i)

Governing Law.  THIS NOTE WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO ANY CONFLICTS OF LAWS PROVISIONS THEREOF THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER JURISDICTION.

(ii)

Jurisdiction.  The Company irrevocably submits to the exclusive jurisdiction of any State or Federal Court sitting in the State of New York, County of New York, over any suit, action, or proceeding arising out of or relating to this Note.  The Company irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding brought in such a court and any claim that suit, action, or proceeding has been brought in an inconvenient forum.

The Company agrees that the service of process upon it mailed by certified or registered mail or by facsimile with either electronic confirmation or followed by regular mail (and service so made shall be deemed complete three days after the same has been faxed or posted as aforesaid) or by personal service shall be deemed in every respect effective service of process upon it in any such suit or proceeding.  Nothing herein shall affect Holder's right to serve process in any other manner permitted by law.  The Company agrees that a final non-appealable judgment in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on such judgment or in any other lawful manner.  The Company irrevocably appoints Alan J. Bernstein of the law firm, Carter, Ledyard & Milburn, 2 Wall Street, New York, New York 10005, as its agent to accept service of process relating to any proceedings in connection with this Note.  The Company agrees that any document may be effectively served on it in connection with any action, suit or proceeding in the United States by service on its agents.

(iii)

NO JURY TRIAL.  THE COMPANY HERETO KNOWINGLY AND VOLUNTARILY WAIVES ANY AND ALL RIGHTS IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION BASED ON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS NOTE.

(j)

Replacement Notes.  This Note may be exchanged by Holder at any time and from time to time for a Note or Notes with different denominations representing an equal aggregate portion of the outstanding Principal Amount, as reasonably requested by Holder, upon surrendering the same.  No service charge will be made for such registration or exchange.  In the event that Holder notifies the Company that this Note has been lost, stolen or destroyed, a replacement Note identical in all respects to the original Note (except for registration number and portion of the Principal Amount, if different than that shown on the original Note), shall be issued to the Holder, provided that the Holder executes and delivers to the Company an agreement reasonably satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with the Note.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed on the day and in the year first above written.

TRINITY BIOTECH PLC

By:

__________________
Name:  Rory Nealon
Title: Chief Financial Officer

EXHIBIT A

FORM OF CONVERSION NOTICE

(To be executed by the Holder
in order to convert a Note)

Re:

Note (this "Note") issued by TRINITY BIOTECH PLC to
______________________ on or about July ____, 2003 in the original principal amount of $__________

The undersigned hereby elects to convert the portion of the aggregate outstanding Principal Amount (as defined in this Note) indicated below of this Note into Class A Ordinary Shares, US$0.0109 nominal value per share (the "Class A Ordinary Shares"), of TRINITY BIOTECH PLC (the "Company"), represented by ADRs, according to the conditions hereof, as of the date written below.  If shares or ADRs are to be issued in the name of a person other than undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as reasonably requested by the Company in accordance therewith.  No fee will be charged to the holder for any conversion, except for such transfer taxes, if any.  The undersigned represents as of the date hereof that, after giving effect to the conversion of this Note pursuant to this Conversion Notice, the undersigned will not exceed the "Restricted Ownership Percentage" contained in Section 3(i) (A) of this Note,

Conversion information:	______________________________________________________ Date to Effect Conversion
______________________________________________________ Portion of the Aggregate Principal Amount of Note Being Converted
______________________________________________________ Number of ADRs (representing Class A Ordinary Shares) to be Issued
______________________________________________________ Applicable Conversion Price
______________________________________________________ Signature
______________________________________________________ Name
______________________________________________________ Address

EXHIBIT B

FORM OF REPAYMENT ELECTION NOTICE

To:  [Holder at Holder's Address]

Pursuant to Section 1(c) of Note No. ___ of Trinity Biotech PLC issued to you (or your assignor or predecessor-in-interest) on ___________ __, 200_, we are irrevocably electing to pay the outstanding Quarterly Amount due on the Repayment Date (as such terms are defined in the Note), respectively, which occurs on ___________ __, 200_, as follows:

Quarterly Amount
(check one)
______________________________	In full in cash on such Repayment Date.
In full in ADRs representing Class A Ordinary Shares on such Repayment Date.
______________________________	In the following combination of cash and stock (complete):
$__________ in cash, and
$__________ in ADRs representing Class A Ordinary Shares on such Repayment Date.

TRINITY BIOTECH PLC

By:  _______________________
Name:
Title:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC

(Registrant)

By: /s/ Rory Nealon

     Rory Nealon

     Chief Financial Officer and Secretary

Date:  July 11, 2003